Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BBQ Holdings, Inc.

at

$17.25 Net Per Share

by

Grill Merger Sub, Inc.

a wholly owned subsidiary of

MTY Franchising USA, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS

ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME,

ON SEPTEMBER 21, 2022, UNLESS THE OFFER IS EXTENDED OR

EARLIER TERMINATED.

Grill Merger Sub, Inc. (“Purchaser”, “we” or “us”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc., a corporation created under the Canada Business Corporations Act (“Parent”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition and the HSR Condition (each as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings”), at a price of $17.25 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of August 8, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among MTY, Purchaser and BBQ Holdings. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into BBQ Holdings (the “Merger”), without a vote of the shareholders of BBQ Holdings to adopt the Merger Agreement and consummate the Merger, in accordance with Section 302A.613(4) of the Minnesota Business Corporation Act (as amended, the “MBCA”), with BBQ Holdings continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of MTY.

As a result of the Merger, each Share that is outstanding immediately prior to the time the Merger becomes effective (other than any Shares (i) owned by BBQ Holdings as treasury stock, (ii) owned by Purchaser or MTY (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by BBQ Holdings shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes. Following the Merger, BBQ Holdings will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of BBQ Holdings (the “BBQ Holdings Board” or the “Board”) has duly (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of BBQ Holdings and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), (iii) declared it advisable that BBQ Holdings enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of BBQ Holdings tender their Shares in the Offer, (vi) received the approvals of the Merger Agreement and the Merger Transactions from the Special Committee, which approvals constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), and (vii) to the extent necessary, taken all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined in the Merger Agreement), the Guarantee (as defined in the Merger Agreement) and the transactions contemplated by the Merger Agreement, the Support Agreement, and the Guarantee not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 302A.613(4)(b) of the MBCA) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the then issued and outstanding Shares (determined on a fully diluted basis, which assumes conversion of exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule, or other terms and conditions thereof) as of one minute following 11:59 p.m. (12:00 midnight), New York City Time, on October, 23, 2022 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The “HSR Condition” requires that all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between BBQ Holdings and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which BBQ Holdings has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

August 24, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which accompanies this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary for the Offer (the “Depositary”), and deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal, or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company, or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Expiration Time, you may be able to tender your Shares using the accompanying Notice of Guaranteed Delivery (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details).

*    *    *    *    *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd floor

New York, NY 10005

Banks and Brokers calls: (212) 269-5550

Shareholders and All Others Call Toll-Free: (888) 605-1957

Email address: BBQ@dfking.com

For Confirmation: (212) 232-3233

Attention: Michael Horthman

SUMMARY TERM SHEET

The following are some of the key terms of the Offer, as well as certain questions that you, as a shareholder of BBQ Holdings, Inc. (“BBQ Holdings”), may have and answers to these questions. This summary term sheet highlights selected information from this Offer to Purchase, and as a result may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other related materials (which, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”). To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety.

The information concerning BBQ Holdings contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser and MTY by BBQ Holdings or has been taken from, or is based upon, publicly available documents or records of BBQ Holdings on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Purchaser and MTY have not independently verified the accuracy and completeness of such information.

Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser and, where appropriate, MTY.

Securities Sought:	Subject to certain conditions, including the satisfaction of the Minimum Condition and the HSR Condition (each as described below), any and all of the outstanding shares of common stock of BBQ Holdings, par value $0.01 per share (the “Shares”). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time (as defined below) are excluded. See Section 1—“Terms of the Offer.”

Price Offered Per Share:	$17.25 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes. See Section 1—“Terms of the Offer.”

Expiration Time of the Offer:	One minute following 11:59 p.m. (12:00 midnight), New York City Time, on September, 21, 2022 (as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). See Section 1—“Terms of the Offer.”

Withdrawal Rights:	You can withdraw your Shares at any time prior to one minute following 11:59 p.m. (12:00 midnight), New York City Time, on September 21, 2022, unless the Offer is extended, in which case you can withdraw your Shares by the then-extended Expiration Time. You can also withdraw your Shares at any time after October, 23, 2022, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn. See Section 4—“Withdrawal Rights.”

Purchaser:	Grill Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc., a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc., a corporation created under the Canada Business Corporations Act. See Section 8—“Certain Information Concerning Purchaser, MTY and Parent.”

Who is offering to buy the Shares?

Grill Merger Sub, Inc. (“Purchaser,” “we,” or “us”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc., a corporation created under the Canada Business Corporations Act (“Parent”), is offering to purchase any and all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into BBQ Holdings. See “Introduction” and Section 8—“Certain Information Concerning Purchaser, MTY and Parent.”

What securities are we offering to purchase?

We are making an offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

How much are we offering to pay and what is the form of payment?

We are offering to pay $17.25 per Share, net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

Will BBQ Holdings shareholders need to pay any fees or commissions?

If you are the record holder of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions, or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1—“Terms of the Offer.”

Why are we making the Offer?

We are making the Offer because we want to acquire the entire equity interest in BBQ Holdings. The Offer, as the first step in the acquisition of BBQ Holdings, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of August 8, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among MTY, Purchaser and BBQ Holdings. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into BBQ Holdings (the “Merger”) in accordance with Section 302A.613(4) of the Minnesota Business Corporation Act (as amended, the “MBCA”), with BBQ Holdings continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of MTY. Following the Merger, BBQ Holdings will cease to be a publicly traded company. See “Introduction” and Section 12—“Purpose of the Offer; Plans for BBQ Holdings.”

Is there an agreement governing the Offer?

Yes. MTY, Purchaser and BBQ Holdings have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements.”

How does the BBQ Holdings Board view the Offer?

The BBQ Holdings Board has duly (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of BBQ Holdings and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), (iii) declared it advisable that BBQ Holdings enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of BBQ Holdings tender their Shares in the Offer, (vi) received the approvals of the Merger

Agreement and the Merger Transactions from the Special Committee, which approvals constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), and (vii) to the extent necessary, taken all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below), the Guarantee (as defined in the Merger Agreement) and the transactions contemplated by the Merger Agreement, the Support Agreement, and the Guarantee not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

See “Introduction,” Section 10—“Background of the Offer; Past Contacts or Negotiations with BBQ Holdings” and Section 11—“The Merger Agreement; Other Agreements.” A more complete description of the reasons for the BBQ Holdings Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 of BBQ Holdings that is being furnished or otherwise made available by BBQ Holdings to its shareholders substantially contemporaneously with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions (all such conditions collectively, the “Offer Conditions”):

•

the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 302A.613(4)(b) of the MBCA) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares (determined on a fully diluted basis, which assumes conversion of exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule, or other terms and conditions thereof) as of the Expiration Time (the “Minimum Condition”); and

•

all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between BBQ Holdings and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which BBQ Holdings has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time (the “HSR Condition”).

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior the Expiration Time are excluded.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, any of the conditions to the Offer may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of BBQ Holdings. See Section 1—“Terms of the Offer,” Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Terms and Conditions of the Offer” and Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1—“Terms of the Offer” and Section 9—“Source and Amount of Funds.”

Does Purchaser have the financial resources to pay for all of the Shares it is offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger, and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the BBQ Holdings shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and MTY related to the Offer and the Merger, (iii) pay for the amounts in respect of outstanding in-the-money BBQ Holdings options and other equity awards and (iv) repay outstanding BBQ Holdings’ debt as of July 3, 2022, will be approximately $225 million.

MTY is expected to provide Purchaser with sufficient funds to complete the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, funded with cash on hand and available borrowing capacity under the Credit Facility (as defined below). Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or MTY’s receipt of financing. Purchaser will provide, and MTY will cause Purchaser to provide, to Broadridge Corporate Issuer Solutions, Inc. in its capacity as the paying agent (the “Paying Agent”), on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 9—“Source and Amount of Funds.”

Is the financial condition of Purchaser or MTY material or relevant to a decision to tender Shares in the Offer?

No, we do not believe the financial condition of Purchaser, MTY or their respective affiliates is material or relevant to your decision regarding whether to tender Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition;

•	we will have sufficient funds available to us to consummate the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond December 6, 2022 (the “Outside Date”). We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation, or position of the SEC, the staff thereof, or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in increments of at least five and up to ten business days (or such other duration as may be agreed to by MTY and BBQ Holdings) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension. See “Introduction,” Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Extensions of the Offer” for more details on our ability to extend the Offer.

How will shareholders be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York Time, on the next business day after the day of the previously scheduled Expiration Time. See Section 1—“Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 302A.613(4) of the MBCA, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period.

Have any shareholders already agreed to tender their Shares in the Offer?

Yes. We have entered into a Tender and Support Agreement (the “Support Agreement”) with certain BBQ Holdings shareholders (the “Supporting Shareholders”), pursuant to which the Supporting Shareholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 36.65% of the outstanding Shares as of August 8, 2022; provided, in the event of an Adverse Recommendation Change (as defined in the Support Agreement) by the BBQ Holdings Board, the Supporting Shareholders have agreed to tender or to cause to be tendered in the Offer, a number of Shares held by them representing, in the aggregate, 32.97% of the outstanding Shares as of the date of the Support Agreement.

How long do shareholders have to decide whether to tender their Shares in the Offer?

You will have until the Expiration Time to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Condition has been satisfied. As a result, you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Time. Please give your broker, dealer, commercial bank, trust company, or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How do shareholders tender their Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in this Offer to Purchase, in each case no later than the Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, bank, or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two Nasdaq trading days using the accompanying Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two trading-day period, and for the tender to be counted toward satisfaction of the Minimum Condition, the Shares must be received by the Depositary prior to the Expiration Time.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company, or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may shareholders withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Securities Exchange

Act of 1934, as amended (the “Exchange Act”), they may also be withdrawn at any time after October 23, 2022, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company, or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

How do shareholders withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company, or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

If a shareholder tenders its Shares, when and how will the shareholder get paid?

If the Offer Conditions as set forth in Section 15—“Conditions of the Offer” are satisfied or waived on or prior to the Expiration Time and Purchaser accepts your Shares for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered in the Offer multiplied by $17.25 in cash, without interest, and subject to any required withholding of taxes, at or as promptly as practicable following (and in any event within three business days after) the date and time when Purchaser irrevocably accepts such Shares for payment, which will be at or promptly following the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares.”

If a shareholder decides not to tender, how will the Offer affect that shareholder’s Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive, as a result of the Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and subject to any required withholding of taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 302A.613(4) of the MBCA, assuming the requirements of Section 302A.613(4) of the MBCA are met, no vote of the shareholders of BBQ Holdings will be required to adopt the Merger Agreement and consummate the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

If the Offer is consummated and Purchaser acquires a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, BBQ Holdings will complete the Merger without a vote of its shareholders to adopt the Merger Agreement and consummate the Merger in accordance with Section 302A.613(4) of the MBCA. Pursuant to the Merger Agreement, if the Minimum Condition or any of the other Offer Conditions are not satisfied, Purchaser is not required to pay for and may delay the acceptance for payment of any Shares tendered pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into BBQ Holdings, with BBQ Holdings continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of MTY. As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than any Shares (i) owned by BBQ Holdings as treasury stock, (ii) owned by Purchaser or MTY (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by BBQ Holdings shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration.”

Upon the successful consummation of the Offer, will BBQ Holdings continue as a public company?

If the Offer is consummated, the Merger will be completed as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only shareholder of BBQ Holdings will be MTY. Immediately following the consummation of the Merger, MTY intends to cause BBQ Holdings to delist the Shares from Nasdaq. In addition, MTY intends and will cause BBQ Holdings to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 12—“Purpose of the Offer; Plans for BBQ Holdings” and Section 13—“Certain Effects of the Offer.”

Are dissenters’ rights available in either the Offer or the Merger?

No dissenters’ rights are available to you in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, BBQ Holdings shareholders will be entitled to dissenters’ rights in connection with the Merger with respect to Shares not tendered in the Offer if such shareholders properly perfect their dissenters’ rights under the MBCA. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

What is the market value of the Shares as of a recent date?

On August 8, 2022, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on all U.S. exchanges was $11.73. On August 23, 2022, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares was $17.15. The Offer Price represents a premium of approximately 47% to the reported closing sales price of the Shares on all U.S. exchanges on the last full trading day before the Merger Agreement was executed. The Offer Price also represents a premium of approximately 58% to the volume-weighted average price of the Shares on all U.S. exchanges over the one-month period ended on August 8, 2022; and a premium of approximately 25% to the volume-weighted average price of the Shares on all U.S. exchanges over the one-year period ended on August 8, 2022. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

What will happen to stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (“Options”). Pursuant to the Merger Agreement, as of the Effective Time, each Option outstanding immediately before the Effective Time, whether or not exercisable or vested, will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the excess, if any, of the Offer Price over the applicable exercise price per Share of such Option, multiplied by (ii) the number of Shares subject to such Option. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of BBQ Holdings Equity Awards.”

What will happen to restricted stock units in the Offer?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units with respect to Shares (“RSUs”). Pursuant to the Merger Agreement, as of the Effective Time, all RSUs outstanding immediately before the Effective Time, whether or not vested, will be vested in full (except for RSUs subject to performance-based vesting, which, if not already earned, will vest at the target level applicable to such RSUs as of immediately prior to the Effective Time) and will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the Offer Price, multiplied by (ii) the number of vested Shares subject to such RSUs. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of BBQ Holdings Equity Awards.”

What will happen to restricted stock in the Merger?

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Share of restricted stock outstanding as of the Effective Time (“Restricted Stock”) will fully vest such that any applicable repurchase rights of BBQ Holdings and other restrictions applicable to such Shares will lapse in full. As of the Effective Time, each such Restricted Stock award will be converted automatically into the right to receive (i) the Offer Price, multiplied by (ii) the number of vested Shares subject to such Restricted Stock award, paid in cash, without interest, and subject to any required withholding of taxes. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of BBQ Holdings Equity Awards.”

What are the U. S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, in general, if you are a U.S. Holder (as defined below), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. See Section 5—“Certain U.S. Federal Income Tax Consequences” for a discussion of certain U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger. You are urged to consult your tax advisor regarding the particular tax consequences to you of tendering Shares for cash in the Offer or exchanging Shares for cash in the Merger in light of your particular circumstances (including the application and effect of any state, local, or non-U.S. laws).

Who should shareholders talk to if they have additional questions about the Offer?

You may call D.F. King, the Information Agent for the Offer, toll-free at (888) 605-1957. Banks and brokers may call collect at (212) 269-5550 or email BBQ@dfking.com.

INTRODUCTION

To the Holders of BBQ Holdings Shares of Common Stock:

Grill Merger Sub, Inc. (“Purchaser,” “we,” or “us”), a Minnesota corporation and a wholly owned subsidiary of MTY Franchising USA, Inc., (“MTY”), a Tennessee corporation and a wholly owned subsidiary of MTY Food Group Inc., a corporation created under the Canada Business Corporations Act, (“Parent”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition and the HSR Condition (each as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings”), at a price of $17.25 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City Time, on September 21, 2022 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire), unless the Offer is earlier terminated. See Section 1—“Terms of the Offer.”

Tendering shareholders who are record owners of their Shares and tender directly to Broadridge Corporate Issuer Solutions, Inc., as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees or commissions. We will pay all charges and expenses of the Depositary, and D.F. King, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 302A.613(4)(b) of the MBCA) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares (determined on a fully diluted basis, which assumes conversion of exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule, or other terms and conditions thereof), as of the Expiration Time. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The “HSR Condition” requires that all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between BBQ Holdings and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which BBQ Holdings has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, any of the conditions to the Offer may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of BBQ Holdings. See Section 1—“Terms of the Offer” and Section 15—“Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of August 8, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among MTY, Purchaser and BBQ Holdings. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into BBQ Holdings (the “Merger”) under the Minnesota Business Corporation Act (as amended, the “MBCA”), with BBQ Holdings continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of MTY. See Section 1—“Terms of the Offer.”

Section 302A.613(4) of the MBCA provides that, subject to certain statutory requirements, if following consummation of a tender offer for all of the outstanding shares of a publicly listed Minnesota corporation, the shares irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, together with the shares otherwise owned by the consummating corporation or its affiliates equals at least the percentage of the shares, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the MBCA or the target corporation’s articles of incorporation, and each outstanding share of each class or series of shares that is the subject of such tender offer and is not irrevocably accepted for purchase in the tender offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of shares irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the shareholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Time, together with any Shares owned by Purchaser, equals at least a majority of the outstanding Shares, BBQ Holdings does not anticipate seeking the approval of its remaining public shareholders before effecting the Merger. Section 302A.613(4) also requires that the merger agreement provide that such merger be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the first business day following such satisfaction or waiver of such conditions, without a vote of the shareholders of BBQ Holdings in accordance with Section 302A.613(4) of the MBCA. See Section 12—“Purpose of the Offer; Plans for BBQ Holdings.”

As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than any Shares (i) owned by BBQ Holdings as treasury stock, (ii) owned by Purchaser or MTY (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by BBQ Holdings shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes. All shares converted into the right to receive the Offer Price will be canceled and cease to exist. Following the Merger, BBQ Holdings will cease to be a publicly traded company. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration” and Section 12—“Purpose of the Offer; Plans for BBQ Holdings.”

The BBQ Holdings Board has duly (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of BBQ Holdings and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), (iii) declared it advisable that BBQ Holdings enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of BBQ Holdings tender their Shares in the Offer, (vi) received the approvals of the Merger Agreement and the Merger Transactions from the Special Committee, which approvals constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), and (vii) to the extent necessary, taken all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement, the Guarantee (as defined below) and the transactions contemplated by the Merger Agreement, the Support Agreement, and the Guarantee not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the BBQ Holdings Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of BBQ Holdings (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), which is being furnished or otherwise made available by BBQ Holdings to its shareholders in connection with the Offer substantially contemporaneously with this Offer to Purchase and has been filed by BBQ Holdings with the U.S. Securities and Exchange Commission (the “SEC”). BBQ Holdings shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under in the Schedule 14D-9 under “Background of the Offer” and “Reasons for Recommendation of the Special Committee and the Board.” See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Recommendation.”

BBQ Holdings has advised us that, as of the close of business on August 8, 2022, there were 10,760,055 Shares outstanding, including 272,500 shares of restricted stock granted and outstanding pursuant to Restricted Stock Awards. BBQ Holdings has further advised us that, as of the close of business on August 8, 2022, there were 321,490 Options and 257,670 RSUs outstanding.

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no judgment or other order issued by any court, governmental authority or self-regulatory organization that would enjoin or otherwise prohibit consummation of the Merger, and there being no legal action, arbitration or other civil or criminal proceeding instituted or pending against MTY, BBQ Holdings, or their respective affiliates seeking to make illegal, delay materially or enjoin, or otherwise prohibit consummation of the Merger. In addition, Purchaser must have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of BBQ Holdings on the date of the Merger Agreement will be the officers of the Surviving Corporation. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger— Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

No dissenters’ rights are available in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, BBQ Holdings shareholders will be entitled to dissenters’ rights in connection with the Merger with respect to Shares not tendered in the Offer if such shareholders comply with the applicable procedures described under Sections 302A.471 and 302A.473 of the MBCA. Such shareholders will not be entitled to receive the Offer Price (without interest and subject to any required withholding of taxes), but instead will be entitled to receive only those rights provided under Sections 302A.471 and 302A.473 of the MBCA. Shareholders must properly perfect their dissenters’ rights under the MBCA in order to exercise dissenters’ rights in connection with the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

Certain U.S. federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.”

This Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City Time, on September 21, 2022, unless the Offer is extended or earlier terminated.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, at or promptly following the Expiration Time, irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time (as permitted under Section 4—“Withdrawal Rights”). The date and time of Purchaser’s irrevocable acceptance for payment of all Shares validly tendered and not properly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.” Additionally, at or promptly (and in any event within three business days) following the Acceptance Time, Purchaser will pay for all such Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information about these guaranteed delivery procedures). The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer” (all such conditions collectively, the “Offer Conditions”). Subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, any of the conditions to the Offer may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of BBQ Holdings. See Section 15—“Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation, or position of the SEC, the staff thereof or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in increments of at least five and up to ten business days (or such other duration as may be agreed to by MTY and BBQ Holdings) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension.

Pursuant to the Merger Agreement, we expressly reserve the right to increase the Offer Price, waive any Offer Condition, or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of the BBQ Holdings, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify, or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration

Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (viii) otherwise amend, modify, or supplement the Offer in any manner adverse to the holders of the Shares, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such decrease or change is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all BBQ Holdings shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver, or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c), and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, a Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time (except that, when used in reference to the Merger Agreement, “business day” means any day other than a Saturday, a Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by applicable law to close).

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the shareholders of BBQ

Holdings to adopt the Merger Agreement and consummate the Merger in accordance with Section 302A.613(4) of the MBCA.

BBQ Holdings has provided Purchaser with BBQ Holdings’ shareholder list and security position listing for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and the other Offer-related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on BBQ Holdings’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.     Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the Offer Conditions (set forth in Section 15—“Conditions of the Offer”), at or promptly following the Expiration Time, we will irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and at or promptly (and in any event within three business days) following the Acceptance Time, we will pay for all such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply with any applicable law or order. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

No alternative, conditional, or contingent tenders will be accepted. In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with Broadridge Corporate Issuer Solutions, Inc. in its capacity as the paying agent (the “Paying Agent”), who will receive payments from us and transmit such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for the Shares by reason of any extension of the Offer or any delay in making such payment for the Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and subject to the conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

In order for a shareholder to validly tender Shares pursuant to the Offer, the following items must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time: (i) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, and (ii) either (A) the Certificates evidencing tendered Shares or (B) if such Shares are tendered pursuant to the procedure for book-entry transfer described below, a Book-Entry Confirmation.

Book-Entry Transfer

The Depositary has established an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery

If you wish to tender your Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) prior to the Expiration Time; and

•

the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

Guarantee of Signatures

No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations, and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms, and subject to the conditions, of the Offer (and if the Offer is extended or amended, the terms of, or the conditions to, any such extension or amendment).

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Purchaser, MTY, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment

By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies, and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents, or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special, or adjourned meeting of the shareholder of BBQ Holdings, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent, and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the shareholder of BBQ Holdings.

Information Reporting and Backup Withholding

Payments made to shareholders of BBQ Holdings in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. shareholders that do not otherwise establish an exemption should complete and return the U.S. Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such shareholder is a United States person, (ii) the taxpayer identification number provided by such shareholder is correct, and (iii) such shareholder is not subject to backup withholding. Foreign shareholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such shareholders are urged to consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a shareholder’s U.S. federal income tax liability, as long as the required information is timely furnished in the appropriate manner to the IRS.

4.    Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. (12:00 midnight), New York City Time, on September 21, 2022, unless the Offer is extended, in which case you can withdraw your Shares at any time prior to the then-extended Expiration Time. You can also withdraw your Shares at any time after October 23, 2022, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, MTY, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

5.    Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain of the U.S. federal income tax consequences to U.S. Holders (as defined below) of the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not address the effects of the Medicare contribution tax on net investment income and does not describe any tax consequences arising under the laws of any state, local, or non-U.S. jurisdiction or consider any aspects of U.S. federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the U.S. federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation, or other pass-through entity (or an investor in a partnership, S corporation, or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a regulated investment company;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•

a holder of Shares that received the Shares through the exercise of an employee stock option, stock purchase rights, stock appreciation rights, as restricted stock, through a tax qualified retirement plan, or otherwise as compensation;

•	a person that has a functional currency other than the U.S. dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;

•	certain former citizens or residents of the United States; or

•	corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner (including any owner of an interest in an entity or arrangement treated as a partnership for U.S. federal income tax purposes) in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders are urged to consult their own tax advisors regarding the tax consequences of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of the material U.S. federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor regarding the particular tax consequences to you in connection with the Offer and the Merger in light of your particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local, or non-U.S. tax laws.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received and such holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding at the applicable rate (currently, 24%) unless the applicable U.S. Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

6.    Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “BBQ.” BBQ Holdings has advised us that, as of the close of business on August 8, 2022, 10,760,055 Shares were outstanding. The Shares have been listed on Nasdaq since 1996.

The following table sets forth the high and low sales prices per Share as reported on all U.S. exchanges for the periods indicated:

	High	Low	Cash Dividends Declared
2022 Fiscal Year:
First Quarter (January 3, 2022 – April 3, 2022)	$17.40	$12.00	—
Second Quarter (April 4, 2022 – July 3, 2022)	$16.55	$10.25	—
Third Quarter, to date (July 4, 2022 – August 8, 2022)	$12.47	$9.95
2021 Fiscal Year:
First Quarter (January 4, 2021 – April 4, 2021)	$7.95	$4.77	—
Second Quarter (April 5, 2021 – July 4, 2021)	$19.75	$8.30	—
Third Quarter (July 5, 2021 – October 3, 2021)	$18.23	$11.55	—
Fourth Quarter (October 4, 2021 – January 2, 2022)	$16.44	$12.12	—
2020 Fiscal Year:
First Quarter (December 29, 2019 – March 29, 2020)	$5.24	$1.51	—
Second Quarter (March 30, 2020 – June 28, 2020)	$3.90	$1.62	—
Third Quarter (June 29, 2020 – September 27, 2020)	$5.24	$2.92
Fourth Quarter (September 28, 2020 – January 3, 2021)	$5.09	$3.20

On August 8, 2022, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on all U.S. exchanges was $11.73. On August 23, 2022, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on all U.S. exchanges was $17.15. The Offer Price represents a premium of approximately 47% to the reported closing sales price of the Shares on all U.S. exchanges on the last full trading day before the Merger Agreement was executed. The Offer Price also represents a premium of approximately 58% to the volume-weighted average price of the Shares on all U.S. exchanges over the one-month period ended on August 8, 2022; and a premium of approximately 25% to the volume-weighted average price of the Shares on all U.S. exchanges over the one-year period ended on August 8, 2022. Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of MTY, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter (as defined below) or as required by applicable law, BBQ Holdings will not make, declare, or pay any dividend or distribution on any shares of its capital stock, including the Shares (other than dividends and distributions by wholly owned subsidiaries of BBQ Holdings).

7.    Certain Information Concerning BBQ Holdings.

Except as specifically set forth herein, the information concerning BBQ Holdings contained in this Offer to Purchase has been taken from, or is based upon, information furnished by BBQ Holdings or its representatives or publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to BBQ Holdings’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General

The following description of BBQ Holdings and its business has been taken from BBQ Holdings Annual Report on Form 10-K for the fiscal year ended January 2, 2022, and is qualified in its entirety by reference to such Annual Report on Form 10-K and any other public filings with the SEC subsequently made by BBQ Holdings.

In September 2019 a holding company reorganization was completed in which Famous Dave’s of America, Inc. (“FDA”) became a wholly owned subsidiary of BBQ Holdings. BBQ Holdings was incorporated on March 29, 2019, under the laws of the State of Minnesota, while FDA was incorporated in Minnesota on March 14, 1994. BBQ Holdings develops, owns, and operates restaurants under the name “Famous Dave’s,” “Village Inn,” “Granite City,” “Real Urban Barbecue,” “Tahoe Joe’s Steakhouse,” and “Bakers Square.” Additionally, BBQ Holdings franchises restaurants under the names “Famous Dave’s” and “Village Inn.” As of January 2, 2022, there were 143 Famous Dave’s restaurants operating in three countries, including 39 Company-owned restaurants and 104 franchise-operated restaurants. In March 2020, BBQ Holdings purchased 18 Granite City Food & Brewery restaurants throughout the Midwest and one Real Urban Barbecue restaurant located in Vernon Hills, Illinois. On July 30, 2021, BBQ Holdings completed the purchase of the Village Inn family restaurant concept with 21 Company-owned restaurants and 108 franchised restaurants, and the Bakers Square pie and comfort food concept currently with 14 Company-owned restaurants and four locations where the Bakers Square pies are licensed. On October 4, 2021, BBQ Holdings opened a second Real Urban Barbecue restaurant located in Oak Brook, Illinois and on October 8, 2021, BBQ Holdings acquired the Tahoe Joe’s Steakhouse brand.

BBQ Holdings’ principal executive offices are located at 12701 Whitewater Drive, Suite 100, Minnetonka, MN 55343. BBQ Holdings’ internet address is www.bbq-holdings.com. The information on the BBQ Holdings website is not a part of this Offer to Purchase and is not incorporated by reference into this Offer to Purchase.

Available Information

The Shares are registered under the Exchange Act. Accordingly, BBQ Holdings is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning BBQ Holdings’ directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of BBQ Holdings’ securities, any material interests of such persons in transactions with BBQ Holdings, and other matters is required to be disclosed in proxy statements. Such reports, proxy statements, and other information are available on www.sec.gov.

BBQ Holdings Financial Projections

BBQ Holdings provided Purchaser and MTY with certain internal financial projections as described in BBQ Holdings’ Schedule 14D-9, which is being filed with the SEC and is being furnished or otherwise made available to shareholders of BBQ Holdings substantially contemporaneously with this Offer to Purchase.

8.    Certain Information Concerning Purchaser, MTY and Parent.

Purchaser

Purchaser, a Minnesota corporation, is a wholly owned subsidiary of MTY and was formed solely for the purpose of facilitating the acquisition of BBQ Holdings by MTY. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer, and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into BBQ Holdings and will cease to exist, with BBQ Holdings continuing as the Surviving Corporation. The business address for Purchaser is 9311 E. Via De Ventura Scottsdale, AZ 85258 and its business telephone number is (480) 362-4800.

MTY

MTY, a Tennessee corporation, primarily franchises new locations as well as operates corporate-owned locations in the United States and internationally.

MTY’s principal executive offices are located at 9311 E. Via De Ventura Scottsdale, AZ 85258 and its business telephone number is (480) 362-4800. MTY is a wholly owned subsidiary of Parent.

Parent

Parent, a Quebec, Canada-based corporation, operates as a franchisor in the quick service and casual dining food industry. Parent’s activities consist of franchising and operating corporate-owned locations as well as the sale of retail products under a multitude of brands. Parent also operates distribution centers and food processing plants, all of which are located in the province of Quebec. Parent has been operating for over 40 years and as of May 31, 2022, its brands collectively had approximately 6,660 locations in operation, 99% of which were franchised.

Parent’s principal executive offices are located at 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada, and its business telephone number is (514) 336-8885. Parent’s internet address is www.mtygroup.com. The information on Parent’s website is not a part of this Offer to Purchase and is not incorporated by reference into this Offer to Purchase.

Additional Information

The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors and executive officers of Purchaser, MTY, and Parent are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, MTY, or Parent or, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Purchaser, MTY, or Parent nor, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, MTY, or Parent or any of the persons so listed, (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares, or (ii) has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, MTY, or Parent nor, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of BBQ Holdings (including, but not limited to, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan, or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents, or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, MTY, or Parent or, to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with BBQ Holdings or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations, or transactions between Purchaser, MTY, or Parent, or to the best knowledge of Purchaser and MTY, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BBQ Holdings or its subsidiaries, on the other hand, concerning a merger, consolidation, acquisition, tender offer, or other acquisition of securities, election of directors, or sale or other transfer of a material amount of assets during the past two years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, modified, or supplemented, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser and MTY with the SEC, are available on the SEC’s website at www.sec.gov. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may also be obtained for free upon request from the Information Agent, whose contact information is set forth on the on the back cover of this Offer to Purchase.

9.    Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger, and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the BBQ Holdings shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and MTY related to the Offer and the Merger, (iii) pay for the amounts in respect of outstanding in-the-money BBQ Holdings options and other equity awards, and (iv) repay outstanding BBQ Holdings’ debt as of July 3, 2022, will be approximately $225 million.

MTY is expected to provide Purchaser with sufficient funds to complete the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, funded with cash on hand and available borrowing capacity under the Second Amending Agreement to the Second Amended and Restated Credit Agreement, dated April 22, 2021, among Parent and MTY, as Borrowers, The Toronto-Dominion Bank, as Canadian Agent and Syndication Agent, Toronto Dominion (Texas) LLC, as U.S. Agent, TD Securities and National Bank Financial Markets as Co-Lead Arrangers and Joint Bookrunners, Bank of Montreal and The Bank of Nova Scotia, as Co-Documentation Agents, and the revolving lenders party thereto (as amended, the “Credit Facility”). The Credit Facility provides up to $600 million in borrowings on a revolving basis, the proceeds of which may be used to finance general corporate purposes and non-hostile acquisitions by MTY, among other things, and permits Parent and MTY, by notice to the Agents, to request an aggregate of $300 million in additional loan commitments at any time provided that no default has occurred and is continuing (the “Accordion Feature”). Parent and MTY intend to exercise the Accordion Feature prior to completion of the Offer. Borrowings under the Credit Facility are available through April 22, 2024, and may be borrowed in U.S. dollars or Canadian dollars. Pursuant to the Credit Facility, borrowings in U.S. dollars may bear interest at fixed or floating rates based on Canadian or U.S. prime rate or LIBOR, respectively, and borrowings in Canadian dollars bear interest at a floating rate based on Canadian prime rate. Borrowings under the Credit Facility are guaranteed by certain material subsidiaries of MTY and secured by first-priority liens on substantially all off the assets of Parent and MTY. The Credit Facility is subject to certain commitment fees in respect of the unutilized portion of the commitments of the lenders thereunder and certain fees in respect of letters of credit issued thereunder. The Credit Facility is also subject to customary covenants and restrictions and is secured by all of the assets of Parent, which include, among other assets, franchise agreements, license agreements, and intellectual property of brands affiliated with Parent. MTY repays amounts borrowed under the Credit Facility from time to time as permitted under the Credit Facility.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or MTY’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. MTY does not currently have any plans or arrangements to finance or repay amounts borrowed under the Credit Facility. Purchaser will provide, and MTY will cause Purchaser to provide, to the Paying Agent, on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

We believe the financial condition of Purchaser, MTY, and their respective affiliates is not material or relevant to a decision by a holder of Shares regarding whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iii) we will have sufficient funds available to us to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

10.    Background of the Offer; Past Contacts or Negotiations with BBQ Holdings.

The information set forth below regarding BBQ Holdings was provided by BBQ Holdings, and none of Purchaser, MTY nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, MTY or their respective affiliates or representatives did not participate.

Background of the Offer

The following is a description of contacts between our representatives with representatives of BBQ Holdings that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of BBQ Holdings’ activities relating to these contacts, please refer to its Schedule 14D-9 being furnished or otherwise made available to its shareholders substantially contemporaneously with this Offer to Purchase.

As part of its ongoing corporate strategy and business planning, MTY considers a variety of strategic options and potential transactions on a regular basis.

On April 28, 2022, David Kanen, a shareholder of the Company, acting independently, called Eric Lefebvre, MTY’s Chief Executive Officer to inquire if MTY would be interested in making an investment in the Company. Mr. Kanen informed Mr. Lefebvre that he was a one of the Company’s largest shareholders and explained that he was interested in exploring a potential sale of the Company and that he believed that other shareholders would be similarly interested in a sale of the Company. After MTY indicated interest in the Company, Mr. Kanen introduced Mr. Lefebvre to Jeffery Crivello, Chief Executive Officer of the Company by electronic mail. Mr. Kanen, Mr. Crivello and Mr. Lefebvre then arranged to speak by telephone on May 2, 2022. In this call, Mr. Lefebvre expressed an interest in the Company. Mr. Crivello subsequently provided Mr. Lefebvre with copies of the Company’s latest analyst reports.

On May 6, 2022, the Board convened a meeting to review BBQ Holdings’ recent performance and the challenges and opportunities presented by the current operating environment. At the Board’s request, representatives of Dentons Sirote PC (“Dentons”) provided a general overview of the duties and responsibilities of a board of directors of a public company and the duties and responsibilities of a board of directors of a Minnesota corporation in evaluating strategic opportunities, including advising Mr. Crivello that he should communicate with representatives of MTY only with the express authorization of Bryan Wolff on behalf of the Special Committee, and that management BBQ Holdings should not in any event include post-closing employment in discussions regarding a potential transaction.

On May 16, 2022, Mr. Crivello received a draft of a preliminary, non-binding letter of intent (the “Preliminary Proposal”) from MTY based solely on publicly available information and subject to due diligence and other conditions, including that BBQ Holdings agree to negotiate a potential corporate transaction with MTY on an exclusive basis for 45 days. Mr. Crivello forwarded the Preliminary Proposal to the other members of the

Board, all of whom constituted disinterested directors under Minnesota law. The disinterested directors determined that the Preliminary Proposal was based upon incomplete information in certain material respects. The disinterested directors instructed Mr. Crivello to respond to the Preliminary Proposal with additional information regarding BBQ Holdings in order to ascertain the terms upon which MTY was proposing to acquire the outstanding shares of BBQ Holdings. Based upon the directions received from the disinterested members of the Board, Mr. Crivello responded to MTY by providing additional information and requesting a revised proposal based upon this information.

On May 25, 2022, Mr. Crivello received a revised letter of intent from MTY offering to purchase BBQ Holdings for $18.50 per share (the “Proposal”). Mr. Crivello referred the Proposal to the Board, which subsequently met later the same day to discuss the Proposal. Following review and discussion of the Proposal, the Board (i) determined that the Proposal constituted a good faith definitive proposal and established the Special Committee comprised of all the members of the Board other than Mr. Crivello, (ii) designated Dentons to serve as counsel to the Special Committee, and (iii) reviewed in detail the terms of the Proposal. The Special Committee reviewed the status of preliminary discussions between BBQ Holdings and other potential suitors that previously expressed an interest in BBQ Holdings and determined that none of these discussions were likely to result in a good faith definitive proposal to acquire BBQ Holdings on terms that the Special Committee believed to be in the best interests of BBQ Holdings’ shareholders. The Special Committee also evaluated the possibility of engaging an investment banking firm to run a full sale process on behalf of BBQ Holdings, but determined that diverting management time and Company resources to prepare for and execute a sale process would be highly disruptive to BBQ Holdings’ relationships with its franchise partners, employees, and vendors, create strategic risks by exposing BBQ Holdings’ intellectual property and business strategies to competitive and potentially competitive organizations, and would be unlikely to result in a valuation more favorable to the shareholders than that represented by the Proposal.

The Special Committee then discussed the Proposal and determined to move forward with further exploration of a transaction with MTY. The Special Committee instructed Mr. Crivello to work with Dentons to finalize and execute the letter of intent on behalf of BBQ Holdings. The Special Committee also reminded Mr. Crivello regarding his obligations to communicate with representatives of MTY only with the express authorization of Bryan Wolff on behalf of the Special Committee. Mr. Crivello, who was not a member of the Special Committee, was frequently invited to subsequent meetings of the Special Committee to provide information about BBQ Holdings and his discussions with MTY and to receive direction from the Special Committee.

In its decision to move forward with exclusive discussions with MTY, the Special Committee also considered the fact that BBQ Holdings had recently entered into discussions with a potential counterparty that did not result in a strategic transaction, the fact that expanding the current process presented a high risk of confidential information disclosure leaks which could impair discussions with MTY, and the risk that refusing exclusivity could lead to MTY withdrawing the Proposal.

On May 26, 2022, BBQ Holdings entered into the Letter of Intent with MTY and then forwarded a proposed form of confidentiality agreement as prepared by Dentons to MTY for execution prior to sharing non-public information regarding BBQ Holdings. The Special Committee instructed Dentons to work with BBQ Holdings’ management team to populate a virtual data room that would include the customary diligence items for a transaction of this nature.

On May 27, 2022, Dentons commenced working with BBQ Holdings’ senior management team to construct a virtual data room containing copies of BBQ Holdings’ publicly available governance documents and material contracts as well as non-public information with respective to BBQ Holdings’ finances, leases, relationships with franchisees, and other matters customary for a transaction of this nature.

BBQ Holdings and MTY entered into a Confidentiality Agreement on May 31, 2022, as contemplated by the Letter of Intent.

On June 3, 2022, Mr. Lefebvre provided Mr. Crivello with a list of employees of MTY and its affiliates as well as representatives of Morrison & Foerster LLP (“Morrison Foerster”), legal counsel to MTY, and National Bank Financial Inc. (“National Bank Financial”), financial advisor for MTY, that should receive access to the virtual data room. Dentons admitted these individuals to the virtual data room on June 8 and admitted additional representatives of MTY, Morrison Foerster, and National Bank Financial to the virtual data room over the following days. Dentons and BBQ Holdings also began to respond to requests from the same parties for additional information to be added to the virtual data room as well as for clarifications with respect to items previously provided.

On June 12, 2022, MTY requested that Dentons provide representatives of Deloitte LLP (“Deloitte”) with access to the data room in order to complete tax diligence of BBQ Holdings on behalf of MTY.

On June 20, 2022, Dentons and Morrison Foerster met by video conference to discuss the structure of a proposed transaction and the associated regulatory approvals. Morrison Foerster communicated the intention of MTY to accomplish the proposed acquisition through a tender offer followed by a merger pursuant to Section 302A.613(4) of the MBCA.

On June 21, 2022, Dentons provided an update to the Special Committee summarizing the substance of the discussion with Morrison Foerster and provided a representative form of Merger Agreement to assist the Special Committee in evaluating the structure of the proposed transaction.

On June 23, 2022, Mr. Crivello and Mr. Kanen met with Mr. Lefebvre in Phoenix, Arizona, for dinner. Mr. Crivello and Mr. Lefebvre also visited several of BBQ Holdings’ restaurant locations and the offices of Kahala Brands, which serves as the headquarters for MTY’s operations in the United States.

On the morning of July 5, 2022, BBQ Holdings’ leadership team met with representatives of MTY and National Bank Financial and provided information on BBQ Holdings in the form of a management presentation and also responded to questions. This meeting did not involve substantive discussion of the proposed transaction terms, but rather provided MTY and National Bank Financial an opportunity to ask questions regarding the operations of BBQ Holdings and plans for growth and expansion of the various restaurant concepts operated by BBQ Holdings.

On the afternoon of July 5, 2022, Mr. Crivello provided the Special Committee with an update on the meeting with MTY and National Bank Financial as well as preview of BBQ Holdings’ results for each of the three-month and six-month fiscal periods ended July 3, 2022, indicating that BBQ Holdings’ EBITDA would likely be above budget for the applicable periods. Mr. Crivello also reported on the successful opening of a refresh of the Village Inn location in Freemont, Nebraska, and the favorable impact on sales in the initial days following the opening.

On July 6, 2022, Mr. Lefebvre communicated to Mr. Crivello a proposed reduction in the purchase price from $18.50 to $16.50 based on changes in macro environment factors and the due diligence completed to date. Mr. Crivello referred this information to the Special Committee.

On July 6, 2022, the Special Committee met by conference call to consider the Proposal. The Special Committee requested that Mr. Crivello join the meeting to provide information on BBQ Holdings’ financial position and to discuss BBQ Holdings’ positioning in the current operating environment. After review and discussion of BBQ Holdings’ current operating results and its strategic positioning in the current environment, the Special Committee instructed Mr. Crivello to communicate back to Mr. Lefebvre its willingness to continue discussions at a purchase price of $17.25 per share on a fully diluted basis.

On July 7, 2022, Mr. Lefebvre confirmed acceptance of the Proposal from the Special Committee and provided a revised Letter of Intent reflecting a purchase price of $17.25 per share on a fully diluted basis. This revised Letter of Intent also confirmed that the transaction was not subject to a financing contingency and that any remaining due diligence items were generally confirmatory in nature and requested a 30-day extension of the exclusivity period in order to allow the parties sufficient time to complete negotiation of the transaction documents. BBQ Holdings and MTY executed this revised Letter of Intent on July 7, 2022.

On July 7, 2022, the Special Committee instructed Mr. Crivello to request an engagement letter from Kroll, LLC (“Kroll”) to serve as an independent financial advisor to the Special Committee and provide a written opinion as to whether the consideration to be received by the shareholders of BBQ Holdings (other than MTY or its affiliates) in the proposed transaction is fair, from a financial point of view, to such shareholders. The Special Committee instructed Dentons to review and negotiate the engagement letter with Kroll and to provide an execution copy to Mr. Crivello. On July 8, 2022, BBQ Holdings executed the engagement letter with Kroll.

On July 11, 2022, Dentons and Morrison Foerster met by conference call to discuss the structure of the proposed transaction, the prospective form of the definitive transaction agreement, and other documents related thereto.

On July 15, 2022, Dentons received an annotated diligence request from Morrison Foerster requesting clarification and confirmation of the information included in the virtual data room. Dentons reviewed the diligence request with BBQ Holdings’ senior management team and prepared a response containing the requested information. Dentons and Morrison Foerster held discussions regarding the diligence requests and identified follow up items to be provided in the following days.

On July 18, 2022, BBQ Holdings received a detailed follow up information request from MTY. BBQ Holdings worked with Dentons to review and respond to the request and posted responsive information to the virtual data room. Dentons and Morrison Foerster discussed the various requests by telephone and electronic mail as a part of BBQ Holdings efforts to provide complete responses to the diligence requests.

On July 19, 2022, Morrison Foerster provided an initial draft of the Merger Agreement to Dentons for review on behalf of the Special Committee. Dentons requested certain information from BBQ Holdings as part of its review in preparation for discussion of the Merger Agreement with the Special Committee. Dentons also commenced preparation of a draft of the Disclosure Schedule based upon the representations and warranties of BBQ Holdings included as part of the draft Merger Agreement.

On July 21, 2022, Renee St-Onge, the Chief Financial Officer of MTY, met with Mr. Crivello at BBQ Holdings’ corporate office in Minneapolis to tour three corporate restaurant locations, meet certain members of the corporate support center team, and discuss financial reporting processes with Jason Schanno, Chief Financial Officer of BBQ Holdings.

From July 24, 2022, through August 8, 2022, BBQ Holdings’ management and legal advisors had numerous communications with MTY and its respective advisors regarding business, financial, accounting, legal, tax, human resources, intellectual property, commercial operations, environmental, insurance, employee benefits, antitrust, and other matters of BBQ Holdings. During this time, Dentons continued to exchange and negotiate drafts of the Merger Agreement and related transaction documents, including the Support Agreement and Guarantee, with Morrison Foerster.

On July 25, 2022, the Special Committee met by conference call to review a draft of the proposed Merger Agreement and discuss the comments provided by Dentons. The Special Committee reviewed in detail the terms of the transaction as proposed by MTY and as clarified through discussions by and between Dentons and Morrison Foerster regarding various aspects of the proposed Merger Agreement.

On July 27, 2022, the Special Committee met by conference call to receive an update on negotiations regarding the terms of the proposed Merger Agreement and the completion of the due diligence process. Dentons provided the Special Committee with an update on the confirmatory diligence process and its work with BBQ Holdings’ senior management team to complete the Disclosure Schedule. Dentons noted the discussions were progressing in a constructive manner and identified for the Special Committee the material open items in the Merger Agreement and requested guidance from the Special Committee in responding to these items.

On July 29, 2022, the Special Committee met by conference call to receive a further update on negotiation of the Merger Agreement and regarding resolution of various remaining diligence matters. Mr. Wolff provided guidance to Dentons on behalf of the Special Committee with respect to negotiation of the Merger Agreement and the related transaction documents.

On July 29, 2022, Mr. Crivello met with Mr. Lefebvre at BBQ Holdings’ corporate office in Minneapolis to tour corporate restaurant locations, meet certain members of the corporate support center team, and discuss various matters related to the operations of BBQ Holdings’ support center.

On August 3, 2022, the Special Committee met to review a list of the final open issues under the proposed Merger Agreement and provide direction to Dentons on the negotiation of these items as well as to discuss the status of the due diligence process and the Disclosure Schedule. The Special Committee also reviewed progress on discussions with certain shareholders with respect to execution of the Support Agreement and received an update on resolution of various remaining diligence items.

On August 4, 2022, Kroll provided a presentation to a joint meeting of the Special Committee and the Board regarding Kroll’s financial and valuation analysis of BBQ Holdings and, following such presentation, orally rendered its opinion, which was subsequently confirmed by it in writing (a copy of which is attached hereto as Annex A) that the consideration to be paid to the shareholders of BBQ Holdings (other than MTY and its affiliates) in the Transaction was, based upon, and subject to, the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Kroll in preparing its opinion, fair, from a financial point of view, to such shareholders.

On August 5, 2022, the Special Committee held a telephonic meeting, which was also attended by Mr. Crivello and representatives of Dentons. Dentons reported on the status of negotiations with MTY’s legal counsel of the contemplated Merger Agreement and related Disclosure Schedule, and the Guarantee and the Support Agreement contemplated by the Merger Agreement. Dentons reviewed with the Special Committee the provisions of each of these agreements, including key terms of each that remained under negotiation.

On August 8, 2022, the Special Committee held a telephonic meeting, which was also attended by Mr. Crivello and representatives of Dentons. Dentons confirmed resolution of the key terms of the Merger Agreement, the Support Agreement, and the Guarantee within the parameters established by the Special Committee. The Special Committee then discussed the terms and conditions of the Merger Agreement and related matters. Following this review and discussion, the Special Committee unanimously (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of BBQ Holdings and its shareholders; (ii) approved the Merger Agreement and Merger Transactions (as defined in the Merger Agreement), which approval constituted approval for the purposes of Sections 302A.673, Subd. 1 and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA); (iii) declared it advisable that BBQ Holdings enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA; and (v) recommended to the Board that the Board approve the Merger Agreement and the Merger Transactions.

On August 8, 2022, the Board ratified, affirmed, and adopted in full the resolutions of the Special Committee and further recommended (i) that the shareholders of BBQ Holdings tender their Shares in the Offer;

and (ii) took all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement, the Guarantee and the transactions contemplated by the Merger Agreement, the Support Agreement and the Guarantee not to be subject to any state takeover law or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement. A more complete description of the reasons for the BBQ Holdings Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 of BBQ Holdings that is being furnished or otherwise made available by BBQ Holdings to its shareholders substantially contemporaneously with this Offer to Purchase.

Following the meetings of the Special Committee and the Board and their respective approvals and recommendations concerning the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), BBQ Holdings and MTY, and their respective advisors, finalized the Merger Agreement and the related transaction documents on the evening of August 8, 2022, and thereupon (i) BBQ Holdings, Parent, and Merger Sub executed the Merger Agreement, (ii) Parent and Merger Sub executed the Support Agreement, and (iii) MTY and BBQ Holdings executed the Guarantee.

Past Contacts, Transactions, Negotiations and Agreements

For information on the Merger Agreement and the other agreements between BBQ Holdings and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Purchaser, MTY and Parent” and Section 11—“The Merger Agreement, Other Agreements—Other Agreements.”

11.    The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide shareholders with information about its terms. It is not intended to provide any other factual disclosures about Purchaser, MTY, BBQ Holdings, or their respective affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about BBQ Holdings or the transactions contemplated by the Merger Agreement contained in public reports filed by BBQ Holdings with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, MTY and Parent.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information included in a confidential disclosure letter delivered by BBQ Holdings to Purchaser and MTY in connection with signing the Merger Agreement (the “Disclosure Letter”). Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of BBQ Holdings at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about BBQ Holdings in its public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BBQ Holdings’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, BBQ Holdings, Purchaser, MTY, their respective affiliates, and their respective businesses that is contained or incorporated by reference in the Schedule TO and related exhibits, including this Offer to Purchase, and the Schedule 14D-9 filed by BBQ Holdings with the SEC on August 24, 2022, as well as in BBQ Holdings’ other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before August 30, 2022, and that, subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will, and MTY will cause Purchaser to, irrevocably accept for payment all Shares validly tendered and not properly withdrawn at or as promptly as practicable following the Expiration Time of the Offer, and pay for all such Shares at or promptly (and in any event within three business days) following such Acceptance Time. The initial Expiration Time of the Offer will be one minute following 11:59 p.m. (12:00 midnight), New York Time, on September, 21, 2022.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions of the Offer.” The Offer Conditions are for the sole benefit of Purchaser and MTY, and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, Purchaser and MTY may waive any Offer Condition, in whole or in part at any time and from time to time in their respective sole discretion, other than the Minimum Condition, which may be waived by Purchaser and MTY only with the prior written consent of BBQ Holdings. We expressly reserve the right to increase the Offer Price, waive any Offer Condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of the BBQ Holdings, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify, or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, (viii) otherwise amend, modify, or supplement the Offer in any manner adverse to the holders of the Shares, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

Extensions of the Offer. Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions: (i) for the minimum period required by any rule, regulation, interpretation, or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in increments of at least five and up to ten business days (or such other duration as may be agreed to by MTY and BBQ Holdings) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension.

Recommendation

BBQ Holdings has represented in the Merger Agreement that the BBQ Holdings Board, at a meeting duly called and held, has (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of BBQ Holdings and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), which approval constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), (iii) and declared it advisable that BBQ Holdings enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of BBQ Holdings tender their Shares in the Offer, and (vi) to the extent necessary, take all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement, the Guarantee, and the transactions contemplated by the Merger Agreement and the Support Agreement and the Guarantee not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement (such recommendation, the “BBQ Holdings Board Recommendation”).

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, at the Effective Time:

•	Purchaser will be merged with and into BBQ Holdings;

•	the separate corporate existence of Purchaser will cease, and BBQ Holdings will continue its corporate existence under the MBCA as the Surviving Corporation in the Merger; and

•	the Surviving Corporation will become a wholly owned subsidiary of MTY.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the articles of incorporation of BBQ Holdings will be amended and restated to read in its entirety as set forth in Exhibit A to the Merger Agreement and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation). The directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s organizational documents and applicable law, and the officers of BBQ Holdings on the date of the Merger Agreement will be the officers of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s organizational documents and applicable law.

Merger Closing Conditions. The obligations of Purchaser and MTY, on the one hand, and BBQ Holdings, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by law) the waiver of the following conditions:

•

no judgment or other order has been issued by any court, governmental authority or self-regulatory organization that would enjoin or otherwise prohibit consummation of the Merger, and no legal action, arbitration or other civil or criminal proceeding is instituted and pending against MTY, BBQ Holdings or their respective affiliates seeking to make illegal, delay materially, or enjoin or otherwise prohibit consummation of the Merger; and

•	Purchaser has irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately before the Effective Time (other than any Shares (i) owned by BBQ Holdings as treasury stock, (ii) owned by Purchaser or MTY (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by BBQ Holdings shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into and will thereafter represent only the right to receive the Offer Price in cash (without interest and subject to any required withholding of taxes) (the “Merger Consideration”). All Shares converted into the right to receive the Offer Price will be canceled automatically and cease to exist at the Effective Time.

Payment for Shares. At or prior to the Effective Time, MTY will deposit, and cause to be deposited, with the Paying Agent sufficient funds for the payment of the aggregate Merger Consideration to BBQ Holdings shareholders.

Promptly after the Effective Time, MTY will cause the Paying Agent to mail to each holder of record of Shares a letter of transmittal and instructions for surrendering Certificates or providing a Book-Entry Confirmation in exchange for the Merger Consideration. The Paying Agent will promptly pay the Merger Consideration in respect of the number of Shares formerly evidenced by each Certificate or Book-Entry Confirmation, less any required withholding of taxes, upon receipt of (i) a surrendered Certificate or Book-Entry Confirmation representing the Shares and (ii) a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent. No interest will accrue or be paid on any amount payable upon surrender of a Certificate or Book-Entry Confirmation.

If any cash deposited with the Paying Agent is not claimed within one year after the Effective Time, such cash will be delivered to MTY upon demand. Thereafter, any holder of Shares who has not complied with the Certificate or Book-Entry Confirmation surrender procedures set forth in the Merger Agreement must look only to MTY and/or the Surviving Corporation, which will remain responsible for payment and issuance of the applicable Merger Consideration.

The transmittal instructions will include instructions if any BBQ Holdings shareholder has lost its Certificate or if it has been stolen or destroyed. In that case, the shareholder will be required to provide an affidavit to that fact and, if reasonably required by the Surviving Corporation, execute and deliver a customary indemnity agreement to provide indemnity against any claim that may be made with respect to such Certificate.

Treatment and Payment of BBQ Holdings Equity Awards. As of the Effective Time, all options to acquire Shares outstanding immediately before the Effective Time (“Options”) and all restricted stock units with respect to Shares outstanding immediately before the Effective Time (“RSUs”), in each case whether or not exercisable or vested, will be vested in full and will be canceled and converted into the right to receive a cash amount Price (without interest and subject to any required withholding of taxes) equal to (i) in the case of Options, the excess, if any, of the Offer Price over the applicable exercise price per Share of each Option, multiplied by the number of Shares subject to such Option, and (ii) in the case of RSUs, the Offer Price multiplied by the number of vested Shares subject to the RSUs (without interest and subject to any required withholding of taxes). Additionally, as of the Effective Time, each Share of restricted stock outstanding as of the Effective Time (“Restricted Stock”) will immediately and fully vest such that any applicable repurchase rights of BBQ Holdings and other restrictions applicable to such Shares will lapse in full as of immediately before the Effective Time. As of the Effective Time, each such Share of Restricted Stock will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes.

As promptly as practicable following the Effective Time, and in any event no later than the first regular Surviving Corporation payroll date thereafter, MTY will cause the Surviving Corporation to pay to each former holder of Options, RSUs and Restricted Stock, through its payroll system, the amounts due and payable to such holder pursuant to the Merger Agreement in respect of such Options, RSUs and Restricted Stock (including any accrued and unpaid dividends and other distributions, including dividend equivalents).

Representations and Warranties

The Merger Agreement contains representations and warranties of BBQ Holdings, Purchaser and MTY.

Some of the representations and warranties in the Merger Agreement made by BBQ Holdings are qualified as to “materiality” or a “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to BBQ Holdings means any fact, change, event, or occurrence that, individually or in the aggregate, would (i) materially and adversely affect the business, results of operations, assets or financial condition of BBQ Holdings and its subsidiaries, taken as a whole or (ii) reasonably be expected to prevent or materially delay the consummation by BBQ Holdings of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, except that a Material Adverse Effect does not include any such fact, change, event, or occurrence relating to or arising from:

•

any national, international, or regional economic, financial, social, or political conditions (including changes therein) in general, including the results of elections, trade disputes or the imposition of trade restrictions, tariffs, or similar taxes (but only to the extent such conditions do not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in any financial, credit, capital, or securities markets or conditions, including any disruption thereof (but only to the extent such changes do not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in interest, currency or exchange rates, or the price of any commodity, security, or market index (but only to the extent such changes do not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

changes in legal or regulatory conditions, including changes or proposed changes in laws, rules, or regulations, United States generally accepted accounting principles or other accounting principles or requirements, or in standards, guidance, interpretations, or enforcement thereof (but only to the extent such changes do not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

any change in the market price or trading volume or ratings of any securities of BBQ Holdings, or the change in, or failure of BBQ Holdings to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions, or estimates of or relating to BBQ Holdings or any of its subsidiaries for any period, including with respect to revenue, earnings, profit, cash flow, or cash position, it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred;

•

the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage, or military conflicts, whether or not pursuant to the declaration of an emergency or war (but only to the extent such occurrence, escalation, outbreak, or worsening does not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

the existence, occurrence, or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires, or other natural or manmade disasters, any epidemic, pandemic, or other similar outbreak, including any non-human epidemic, pandemic, or other similar outbreak, or any other national, international, or regional calamity (excluding any mandatory public health mandates announced by Governmental Authorities to address COVID-19, including any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester, or any other Law, directive, policy, guideline, or recommendation by any Governmental Authority in connection with or in response to COVID-19 that result in the closure of indoor dining rooms for a period of no less than thirty days in at least 50% of restaurants operated by BBQ Holdings, its Subsidiaries and each of their Franchisees, and only to the extent such existence, occurrence, or continuation does not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

outbreaks of food contamination or food-borne illness (but only to the extent such outbreaks do not materially and disproportionately affect BBQ Holdings or its subsidiaries, taken as a whole, compared to other similarly situated companies, and any such incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect);

•

any legal action, arbitration, or other civil or criminal proceeding arising from or relating to the Merger Agreement or the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•

the execution, announcement, performance, or existence of the Merger Agreement, the identity of MTY or its affiliates, the taking or not taking of any action to the extent required by the Merger Agreement, or the pendency or contemplated consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, including any actual or potential loss or impairment of any contract or relationship with any supplier, investor, landlord, franchisee, partner, employee, or other business relation due to any of the foregoing in this subclause (except that this subclause will not apply to references to “Material Adverse Effect” in certain specified representations and warranties of BBQ Holdings regarding its authority and authorization of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby, certain recommendations of the BBQ Holdings Board, authorizations by governmental authorities with respect to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby and non-contravention);

•	compliance by BBQ Holdings and its subsidiaries with the terms of the Merger Agreement, including the failure to take any action restricted by the Merger Agreement;

•	any actions taken, or not taken, with the consent, waiver or at the request of MTY; or

•	any effect that is cured by BBQ Holdings prior to the termination of the Merger Agreement.

In the Merger Agreement, BBQ Holdings has made customary representations and warranties to Purchaser and MTY with respect to, among other things:

•	corporate matters related to BBQ Holdings and its subsidiaries, such as organization, standing, qualification to do business, and corporate power;

•	its authority and authorization of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•	certain recommendations of the BBQ Holdings Board;

•	the enforceability of the Merger Agreement;

•	its subsidiaries;

•	the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•	non-contravention;

•	its capitalization;

•	public SEC filings;

•	financial statements and internal controls;

•	compliance with the applicable rules and regulations of Nasdaq;

•	the absence of undisclosed liabilities and off-balance sheet arrangements;

•	the absence of certain changes or events;

•	the absence of litigation;

•	material contracts;

•	employee benefit plans and related matters;

•	labor relations and employee matters;

•	tax matters;

•	environmental matters;

•	intellectual property;

•	privacy and data protection matters;

•	real property;

•	insurance;

•	franchise matters;

•	quality and safety of food and beverage products;

•	compliance with laws and permits;

•	anti-corruption matters;

•	suppliers;

•	gift cards and loyalty programs;

•	PPP loans;

•	BBQ Holdings interest rate swaps and currency exchange swaps;

•	affiliate transactions;

•	opinions of financial advisors with respect to the fairness of the Offer Price;

•	finders’ and brokers’ fees and expenses;

•	the inapplicability of certain state takeover laws to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby; and

•	the absence of certain antitakeover agreements or plans.

In the Merger Agreement, we have made customary representations and warranties to BBQ Holdings with respect to, among other things:

•	corporate matters related to Purchaser and MTY, such as organization, standing, qualification to do business and corporate power;

•	Purchaser’s and MTY’s authority and authorization of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•	the enforceability of the Merger Agreement;

•	the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•	non-contravention;

•	Purchaser’s capitalization and operations;

•	no ownership of Shares;

•	funding;

•	enforceability of the Guarantee (as defined below);

•	the absence of arrangements with management and principal shareholders of BBQ Holdings;

•	the absence of litigation;

•	finders’ and brokers’ fees and expenses; and

•	Purchaser’s and MTY’s independent investigation.

None of the representations and warranties contained in the Merger Agreement will survive the Merger.

Conduct of the Business of BBQ Holdings

The Merger Agreement provides that, except with the prior written consent of MTY, as permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter or as required by applicable law or for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, (i) BBQ Holdings is required, and required to cause each of its subsidiaries, to conduct its operations in all material respects in the ordinary course of business consistent with past practice, and (ii) is not permitted, and will not permit any of its subsidiaries, to take any of the following actions (subject to the thresholds, materiality standards, carve-outs and exceptions specified in the Merger Agreement):

•	amend any of the organizational documents of BBQ Holdings or of a subsidiary of BBQ Holdings;

•	make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned subsidiaries of BBQ Holdings;

•	adjust, split, combine or reclassify any of its capital stock;

•	redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•	grant any right or option to acquire any shares of its capital stock;

•	issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•

increase the compensation or benefits payable or to become payable to any of its directors or officers or materially increase the compensation or benefits payable or to become payable to any of its employees;

•	establish, adopt, enter into, amend, renew or terminate any material employee benefit plan, agreement, policy, program, or commitment (including any severance or retention agreement);

•	adopt, enter into, amend, or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees;

•	take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, employees, or other service providers;

•	terminate the employment of any of its executive officers, other than for cause;

•	hire any employee who is an executive officer;

•

acquire, whether by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture, or other business organization or division thereof or any assets that are material, individually or in the aggregate, to BBQ Holdings and its subsidiaries, taken as whole;

•	sell, lease, license, abandon or dispose of any of its material assets, including the capital stock of subsidiaries of BBQ Holdings;

•	pledge, encumber or grant liens on any of its assets;

•	make loans, capital contributions, or advances to or investments in any natural person or entity or organization;

•	incur, assume, or guarantee new indebtedness;

•	enter into, amend, terminate, or waive any material rights or obligations under any material contract of BBQ Holdings or any of its subsidiaries;

•	enter into any new line of business outside its existing business as of the date of Merger Agreement;

•	make capital expenditures;

•	merge or consolidate with any entity or organization or adopt a plan of liquidation, dissolution, consolidation, restructuring or recapitalization;

•	enter into any agreement, understanding or arrangement with respect to the sale, voting, registration, or repurchase of shares of its capital stock;

•

change its accounting methods, policies, or procedures other than as required by United States generally accepted accounting principles, applicable laws, rules, or regulations or by any court, governmental authority, or self-regulatory organization;

•	waive, release, assign, settle, or compromise any material legal action, arbitration, or other civil or criminal proceeding;

•	cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any insurance policy;

•	make, change, or revoke any material tax election, change any annual tax accounting period, adopt any new or change any current material method of tax accounting, amend, refile or otherwise revise any previously filed material tax returns, enter into any closing agreement, settle or compromise any material tax claim or assessment, consent to any extension or waiver of the statutory period of limitations applicable to any material claim or assessment in respect of taxes, waive any right to a refund of taxes or enter into any material tax sharing, allocation, indemnity, or similar agreements or arrangements;

•	enter into, adopt, or authorize the adoption of any shareholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

•

take any action or omit to take any action the result of which would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; or

•	agree or commit to do any of the foregoing.

Conduct of Purchaser and MTY

The Merger Agreement provides that, except with the prior written consent of BBQ Holdings, as expressly required or permitted pursuant to the Merger Agreement, as required by applicable law or to comply with any notice from a court, governmental authority or self-regulatory organization, from and after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement, neither Purchaser nor MTY is permitted to (i) take any action or omit to take any action the result of which would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger,, or the other transactions contemplated by the Merger Agreement or (ii) authorize any of, or commit or agree, in writing or otherwise, to take any such action.

No Solicitation

From and after the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, except as otherwise expressly permitted by the Merger Agreement, BBQ Holdings is not permitted to, and is required to cause its Representatives and each of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions with, or furnish any non-public information with respect to BBQ Holdings or any of its subsidiaries to, any person in connection with a Takeover Proposal (other than to state that it is not permitted to have discussions) or (iii) execute or enter into any letter of intent, agreement in principle or contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (or resolve to or publicly propose to do any of the foregoing). Additionally, BBQ Holdings is required to, and is required to cause its Representatives and each of its subsidiaries to and use its reasonable best efforts to cause its other representatives to (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than MTY and its affiliates and their respective Representatives) conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal or any inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, (y) immediately terminate access by any third party to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal and (z) promptly request that each person promptly return or destroy all non-public information previously furnished to such person or any of its representatives in accordance with the terms of the confidentiality or similar agreement in place with such person.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acceptable Confidentiality Agreement” means a confidentiality agreement between BBQ Holdings and a person making a Takeover Proposal entered into prior to the date of the Merger Agreement, or if entered into on or after the date of the Merger Agreement, on terms substantially similar (except with respect to standstill provisions) to BBQ Holdings than those contained in the Confidentiality Agreement (as defined below).

•

“Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known to, or reasonably foreseeable by, the BBQ Holdings Board as of or prior to the date of the Merger Agreement, and (ii) becomes known to the BBQ Holdings Board prior to the Acceptance Time.

•

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust, or other legal entity or organization, including a governmental authority.

•

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, or other financial advisors, agents, and other representatives of such Person and its Subsidiaries.

•

“Superior Proposal” means any bona fide written Takeover Proposal made by a third party after the date hereof (with all percentages included in the definition of “Takeover Proposal” increased to 80%), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, that (i) is reasonably likely to be consummated and (ii) if consummated, would be more favorable to the shareholders of BBQ Holdings, taken as a whole, in each case from a financial point of view, than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Takeover Proposal).

•

“Takeover Proposal” means any proposal or offer relating, directly or indirectly, to (i) a merger, consolidation, spin-off, share exchange (including a split-off), or business combination involving 20% or more of the capital stock of BBQ Holdings or any of its subsidiaries or consolidated assets of BBQ Holdings and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer, or other disposition, in a single transaction or series of related transactions, of assets representing 20% or more of the consolidated assets, revenues or gross profits of BBQ Holdings and its subsidiaries, taken as a whole, (iii) a purchase or other acquisition or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of BBQ Holdings or any of its subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation, or dissolution of BBQ Holdings or (v) any other transaction having a similar effect to those described in clauses (i) through (iv) above.

Response to Takeover Proposals

Generally, notwithstanding any provision of the Merger Agreement to the contrary, at any time after the date of the Merger Agreement until the Acceptance Time, and following BBQ Holdings receipt of a bona fide, written Takeover Proposal that did not arise out of a breach of the “No Solicitation” provisions described immediately above, BBQ Holdings may:

•	participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal; and

•

if the BBQ Holdings Board determines in good faith (i) that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would be inconsistent with its fiduciary duties, then BBQ Holdings may, in response to such Takeover Proposal, (x) furnish or provide access to data and information (including non-public information) with respect to BBQ Holdings and any of its subsidiaries to the person who has made such Takeover Proposal and its representatives, pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided or made available to MTY or is provided or made available to MTY substantially concurrently with or promptly as practicable (and in any event, with one day of) after the time it is provided to such person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.

BBQ Holdings Board’s Recommendation; Adverse Recommendation Changes

Except as contemplated by the Merger Agreement, the BBQ Holdings Board (or applicable committee thereof) is not permitted to (i) withdraw, modify or amend, or publicly propose to withdraw, modify or amend, the BBQ Holdings Board Recommendation in any manner adverse to MTY, (ii) approve, endorse, or recommend, or publicly propose to approve, endorse, or recommend, a Takeover Proposal, (iii) fail to include the BBQ Holdings Board Recommendation in the Schedule 14D-9 or, if any Takeover Proposal has been made public, fail to reaffirm the BBQ Holdings Board Recommendation upon request of MTY within the earlier of three business days prior to the then scheduled expiration date or five business days after MTY requests such reaffirmation with respect to such Takeover Proposal (any action described in clauses (i) through (iii) being referred to as an “Adverse Recommendation Change”), or (iv) approve, recommend, or allow BBQ Holdings to enter into any letter of intent, agreement in principle, or contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (such a letter of intent, agreement in principle, or contract, an “Acquisition Agreement”).

Notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the BBQ Holdings Board may, at any time before the Acceptance Time and in response to a Superior Proposal received by the BBQ Holdings Board after the date of the Merger Agreement, make an Adverse Recommendation Change, or terminate the Merger Agreement to enter into an Acquisition Agreement or authorize, resolve, agree, or propose publicly to take any such action, but only if:

•	BBQ Holdings did not breach any of its obligations under Section 5.4(a) (No Solicitation) of the Merger Agreement;

•	the BBQ Holdings Board has determined in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be inconsistent with its fiduciary duties;

•

BBQ Holdings has first provided at least five business days’ prior written notice to MTY that BBQ Holdings is prepared to make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal, which notice must include the material terms and conditions of and a copy of the written definitive agreements providing for the transaction that constitutes such Superior Proposal;

•

during such five business day period, BBQ Holdings has negotiated with MTY in good faith (to the extent MTY desires to so negotiate) to enable MTY to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that such Superior Proposal ceases to constitute a Superior Proposal; and

•

following the end of such five business day period (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal will require an additional notice to MTY and a new five business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and related documents that have been agreed to in writing by MTY, the BBQ Holdings Board has determined in good faith that, after consultation with its financial advisor, such Superior Proposal continues to constitute a Superior Proposal.

Additionally, and notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the BBQ Holdings Board may, at any time before the Acceptance Time, make an Adverse Recommendation Change in response to an Intervening Event, but only if:

•	BBQ Holdings did not breach any of its obligations under Section 5.4(a) (No Solicitation) of the Merger Agreement;

•	the BBQ Holdings Board has determined in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties;

•

BBQ Holdings has first provided at least five business days’ prior written notice to MTY that BBQ Holdings is prepared to make an Adverse Recommendation Change, which notice must specify in reasonable detail the Intervening Event and the basis upon which BBQ Holdings proposes to make an Adverse Recommendation Change;

•

during such five business day period, BBQ Holdings has negotiated with MTY in good faith (to the extent MTY desires to so negotiate) to enable MTY to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that the failure to make such Adverse Recommendation Change would no longer be inconsistent with the BBQ Holdings directors’ exercise of their fiduciary duties; and

•

following the end of such five business day period (it being understood and agreed that any material change to the conditions constituting the Intervening Event will require an additional notice to MTY and a new five business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and related documents that have been agreed to in writing by MTY, the BBQ Holdings Board has determined that, after consultation with its outside legal counsel, the failure to make such Adverse Recommendation Change continues to be inconsistent with the BBQ Holdings directors’ exercise of their fiduciary duties.

The Merger Agreement does not prohibit BBQ Holdings, the BBQ Holdings Board or any committee or subcommittee thereof from complying with Rules 14d-9 and 14e-2, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from making any disclosure to the shareholders of BBQ Holdings if the BBQ Holdings Board determines, in good faith after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties or such disclosure is otherwise required under applicable laws, rules, or regulations. Further, the Merger Agreement expressly provides that in no event will the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable laws, rules, or regulations) constitute an Adverse Recommendation Change.

Employee and Employee Benefit Matters

In the Merger Agreement, MTY has agreed that, for all purposes (other than benefit accrual, except for paid time off and severance) under all employee benefit plans of MTY, the Surviving Corporation and their respective subsidiaries and affiliates providing benefits to any continuing employee after the Effective Time (the “New Plans”), each employee will receive full credit for such employee’s service with BBQ Holdings and its subsidiaries before the Effective Time, to the same extent and for the same purposes as such employee was entitled, prior to the Effective Time, to credit for such service under the corresponding BBQ Holdings benefit plan (except to the extent such credit would result in a duplication of benefits). In addition, with respect to each New Plan that is a welfare benefit plan under applicable law, MTY and the Surviving Corporation will use commercially reasonable efforts to cause such New Plan to (1) waive all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the employees and their spouses, domestic partners and dependents to the extent waived, satisfied, or not included under the corresponding BBQ Holdings benefit plan and (2) recognize for each employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such New Plan any deductible, co-payment and out-of-pocket expenses paid by such employee and his or her spouse, domestic partner and dependents under the corresponding Company benefit plan during the plan year of such BBQ Holdings benefit plan in which occurs the later of the Effective Time and the date on which such employee begins participating in such New Plan.

With respect to any earned but unused paid time off, vacation, or sick time to which any continuing employee is entitled pursuant to BBQ Holdings’ paid time off policy or individual agreement or other arrangement applicable to such employee immediately prior to the Effective Time, MTY will, or will cause the Surviving Corporation to, (1) allow such employee to use such earned paid time off and (2) if any such employee’s employment terminates between the Effective Time and December 31, 2022 under circumstances entitling the employee to severance pay, or as required by applicable law, pay the employee, in cash, an amount equal to the value of the earned and unused paid time off.

If, at least five business days prior to the Closing Date, MTY provides written notice to BBQ Holdings directing BBQ Holdings to terminate one or more of its (i) 401(k) Plan and (ii) each other BBQ Holdings benefit plan (the “Terminated Plans”), BBQ Holdings shall terminate the Terminated Plans effective, in the case of (i) as of the day immediately preceding the Closing Date, and in the case of (ii) immediately prior to the Closing Date, subject to the consummation of the transactions contemplated by the Merger Agreement.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

From and after the Effective Time, the Surviving Corporation is required to, and MTY is required to cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable laws, rules, and regulations, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee, agent, or fiduciary of BBQ Holdings or of a subsidiary of BBQ Holdings (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, Liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any legal action, arbitration, or other civil or criminal proceeding (including as may be administrative or investigative), whenever asserted, based on, or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee, agent, or fiduciary of BBQ Holdings or such subsidiary or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee, or agent of BBQ Holdings or such subsidiary or taken at the request of BBQ Holdings or such Subsidiary (including in connection with serving at the request of BBQ Holdings or such subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any legal action, arbitration, or other proceeding (including as may be administrative or investigative) relating in whole or in part to the Merger Transactions or relating to the enforcement of such indemnification provisions) and (ii) assume all obligations of BBQ Holdings and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of BBQ Holdings and such subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between BBQ Holdings or any of its Subsidiaries and any Indemnitee. Without limiting the foregoing, MTY, from and after the Effective Time, is required to cause, unless otherwise required by Law, the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, exculpation and indemnification (including advancement of expenses) of directors and officers than are set forth as of the date of the Merger Agreement in the organizational documents of BBQ Holdings and such subsidiaries, which provisions shall not be amended, repealed, or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees for a period of six years after the Effective Time.

In the event of any legal action, arbitration, or other civil or criminal proceeding related to the acts or omissions described above (i) the Surviving Corporation is required to cooperate with the Indemnitee and its insurer in the defense of any such action, arbitration, or other proceeding and (ii) the Surviving Corporation has agreed not to settle, compromise, or consent to the entry of any judgment in any such action, arbitration, or other proceeding pending or threatened in writing to which an Indemnitee is a party (and in respect of which indemnification could be sought by such Indemnitee hereunder), unless such settlement, compromise, or consent includes an unconditional release of such Indemnitee from all liability arising therefrom or the Indemnitee otherwise consents.

In the Merger Agreement, MTY and the Surviving Corporation have agreed, jointly and severally, to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability and fiduciary liability insurance maintained by BBQ Holdings on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer(s) of BBQ Holdings current directors’ and officers’ liability insurance and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby) so long as MTY and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by BBQ Holdings for such insurance before the date of the Merger Agreement (the “Maximum Premium”). If MTY or the Surviving Corporation are unable to obtain such insurance for an amount less than or equal to the Maximum Premium, then MTY and the Surviving Corporation have agreed, jointly and severally, to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements described above, before the Effective Time and in consultation with MTY, BBQ Holdings is entitled to, and at the request of MTY is required to, purchase fully paid and non-cancellable “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described above and on like terms, scope and amount (and covering, without limitation, the transactions contemplated by the Merger Agreement) and, if BBQ Holdings purchases such policies before the Effective Time, then MTY and the Surviving Corporation’s obligations as described above will be satisfied so long as MTY and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

BBQ Holdings Credit Facility

The Merger Agreement provides that, prior to the Effective Time, upon MTY’s request, BBQ Holdings shall use its reasonable efforts to, and to cause its subsidiaries to use reasonable efforts to, prior to or at, and conditioned upon, the occurrence of the Closing, deliver all notices and take all other actions required to, at MTY’s option: (a) facilitate the termination of commitments under the Credit Agreement, dated as of November 23, 2021 among JP Morgan Chase Bank, N.A. and BBQ Holdings (the “Subject Indebtedness”), the repayment in full of all obligations then outstanding thereunder and the release of all liens in connection therewith as of the Effective Time, and deliver to MTY prior to or at the Effective Time a customary payoff letter in respect of the Subject Indebtedness (the “Payoff Letter”), which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs, or other similar obligations related to the Subject Indebtedness as of the Effective Time (the “Payoff Amount”) and (ii) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of BBQ Holdings or any of its subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount as of the Effective Time, released or arrangements reasonably satisfactory to MTY for such release shall have been made by such time or (b) obtain the waiver and/or consent of the parties to the Subject Indebtedness necessary to authorize the waiver or consent to the Merger Transactions in respect of the Subject Indebtedness (the “Lender Consent”), such Lender Consent to be in a form reasonably satisfactory to MTY; provided that, notwithstanding anything to the contrary in the Merger Agreement, MTY and Merger Sub have acknowledged and agreed that the delivery of the Payoff Letter and the Lender Consent pursuant to the applicable provisions of the Merger Agreement by BBQ Holdings to MTY is not a condition to the Closing, and the Offer and the Closing are not conditioned upon MTY receiving such Payoff Letter or Lender Consent. Additionally the Merger Agreement provides that all such requested cooperation shall not unreasonably interfere with the ongoing operations of BBQ Holdings and its subsidiaries and in no event shall BBQ Holdings or any of its subsidiaries be required to bear any cost or expense other than de minimis cost or expenses, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with any of the foregoing prior to the Effective Time. In addition, the Merger Agreement provides that such provisions shall not require any action that would conflict with or violate the organizational documents BBQ Holdings or any of its subsidiaries or any applicable law rule or regulation or that would result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any contract to which BBQ Holdings or its subsidiaries is a party.

Efforts to Close the Transaction

In the Merger Agreement, each of BBQ Holdings, Purchaser and MTY has agreed to, and has agreed to cause its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper, or advisable in accordance with applicable law to ensure the Offer Conditions and the conditions to complete the Merger are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable, including using reasonable best efforts to:

•

obtain any consents, approvals, registrations, waivers, permits, orders, or other authorizations from, and make any filings and notifications with, any court, governmental authority, self-regulatory organization, or other third party necessary, proper, or advisable to consummate the transactions contemplated by the Merger Agreement including complying to the extent necessary with any request for information by any Governmental Authority, including any request for additional information and documentary material by the Federal Trade Commission or the United States Department of Justice Antitrust Division under the HSR Act, and resolving questions or objections, if any, as may be asserted by any Governmental Authority; and

•

make any submissions necessary, proper, or advisable in connection with the transactions contemplated by the Merger Agreement under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the HSR Act, the MBCA, the Nasdaq rules and regulations and any other applicable laws, rules, or regulations; and

•

take or cause to be taken all other actions reasonably necessary, proper, or advisable consistent with the terms of the Merger Agreement to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals, or authorizations, as applicable, under such laws, rules, and regulations as soon as practicable; provided that, under the Merger Agreement, neither BBQ Holdings nor Parent, nor any of their respective Affiliates, is obligated to (i) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, (ii) propose, negotiate, or agree to the sale, divestiture, license, or other disposition of any assets or businesses, (iii) accept any operational restriction that is material to its business or assets, or (iv) take any other action that would materially limit the right of that party, any of its subsidiaries, or any of its Affiliates to own or operate its or their businesses or assets.

The Merger Agreement also provides that the parties shall cooperate and consult with each other in connection with obtaining any approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority required to consummate the transaction contemplated by the Merger Agreement, and shall, unless prohibited by law.

Other Covenants

The Merger Agreement contains other customary covenants, including, among others, covenants relating to public announcements, access and confidentiality.

Termination of the Merger Agreement

Termination Rights. The Merger Agreement may be terminated at any time before the Acceptance Time:

•	by mutual written consent of MTY and BBQ Holdings;

•

by MTY or BBQ Holdings, if the Acceptance Time has not occurred by the Outside Date, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if the failure of such party to perform any of its covenants or agreements under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur by the Outside Date;

•

by MTY or BBQ Holdings, if any law, rule, or regulation or any judgment or other order issued by any court, governmental authority, or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect and has become final and nonappealable, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if it has not used the efforts required under the Merger Agreement to resolve, vacate, or lift such judgment, order, law, rule, or regulation;

•

by MTY or BBQ Holdings, if the Offer (as it may have been extended pursuant to and in accordance with the Merger Agreement) has expired at a time when the Minimum Condition has not been satisfied and without the acceptance for payment of Shares pursuant to the Offer, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if the failure of such party to perform any of its covenants or agreements under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur by the Outside Date;

•

by MTY before the Acceptance Time, if BBQ Holdings breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement, and which breach or failure would give rise to the failure of certain Offer Conditions and which by its nature cannot be cured or has not been cured by BBQ Holdings by the earlier of the Outside Date and the date that is 20 business days after BBQ Holdings receipt of written notice of such breach or failure from MTY (but only so long as neither Purchaser nor MTY are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement (a “Company Material Rep and Warranty Breach”);

•

by MTY before the Acceptance Time, following an Adverse Recommendation Change, or if BBQ Holdings breached (other than in immaterial respects) any of its obligations under Section 5.4 (No Solicitation) of the Merger Agreement in any material respect;

•

by BBQ Holdings before the Acceptance Time, in order to enter into an Acquisition Agreement pursuant to and in accordance with the terms of the Merger Agreement, if prior to or concurrently with such termination BBQ Holdings pays the Termination Fee (as defined below); and

•

by BBQ Holdings before the Acceptance Time, if Purchaser or MTY breaches any of their respective representations or warranties or fails to perform any of their respective covenants or agreements contained in the Merger Agreement, and which breach or failure would, individually or when aggregated with any other such breaches or failures, reasonably be expected to materially delay, interfere with, hinder, or impair the consummation by Purchaser or MTY of any of the transactions contemplated by the Merger Agreement on a timely basis or the compliance by Purchaser or MTY with their respective obligations under the Merger Agreement and which by its nature cannot be cured or has not been cured by Purchaser or MTY, as applicable, by the earlier of the Outside Date and the date that is 20 business days after MTY’s receipt of written notice of such breach or failure from BBQ Holdings (but only so long as BBQ Holdings is not then in material breach of its representations or warranties or then materially failing to perform its covenants or agreements contained in the Merger Agreement).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement and the Support Agreement will become void and of no effect, without any liability or obligation on the part of Purchaser, MTY, BBQ Holdings or their respective directors, officers, and affiliates, except for certain designated provisions of the Merger Agreement that survive such termination. No such termination will relieve any party from liability resulting from a willful and material breach of the Merger Agreement or for fraud based upon such party’s specific representations and warranties made under the Merger Agreement.

Termination Fee. BBQ Holdings is required to pay, or cause to be paid, to MTY a termination fee of $7,825,000 (the “Termination Fee”) if:

•

BBQ Holdings terminates the Merger Agreement in order to enter into an Acquisition Agreement, in which case payment of the Termination Fee must be made substantially concurrently with termination of the Merger Agreement;

•

MTY terminates the Merger Agreement following (i) BBQ Holdings breach of any of its representatives or warranties, or failure to perform any of its covenants or agreements contained in the Merger Agreement and which breach or failure (a) would give rise to the failure of a condition set forth in paragraphs (d), (e) or (f) of Annex I to the Merger Agreement and (b) by its nature cannot be cured or has not been cured by BBQ Holdings by the earlier of (y) the Outside Date and (z) the date that is 20 business days after BBQ Holdings’ receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement; or (ii) following an Adverse Recommendation Change, if BBQ Holdings shall have breached (other than in immaterial respects) its obligations under Section 5.4 of the Merger Agreement, in which case payment of the Termination Fee must be made within five business days following termination of the Merger Agreement and

•

if (i) a Takeover Proposal (provided that, under the Merger Agreement, references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes the provision governing this specific provision related to the Termination Fee ) has been publicly made or publicly proposed to BBQ Holdings or otherwise publicly announced or made to the BBQ Holdings Board, in each case prior to the Acceptance Time and not subsequently withdrawn, (ii) thereafter the Merger Agreement is terminated (a) by BBQ Holdings or MTY if the Acceptance Time has not occurred by the Outside Date or the Offer has expired at a time when the Minimum Condition has not been satisfied and there has not been a failure of certain specified Offer Conditions or (b) by MTY if BBQ Holdings breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement and (iii) within 9 months following the date of such termination, BBQ Holdings enters into a definitive written agreement with respect to any transaction specified in the definition of Takeover Proposal (provided that, under the Merger Agreement, references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes the provision governing this specific provision related to the Termination Fee) or any such transaction is consummated, in each case whether or not involving the same Takeover Proposal or the person making the Takeover Proposal referred to immediately above in subsection (i), in which case payment of the Termination Fee must be made within five business days following the earlier of the date on which BBQ Holdings (x) enters into such definitive written agreement or (y) consummates such transaction.

Specific Performance

The parties have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such non-performance or breach. Accordingly, the parties have agreed that, subject to certain requirements and limitations as set forth in the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, and in addition to any other remedy at law or in equity.

Fees and Expenses

Except as explicitly provided otherwise in the Merger Agreement, all fees and expenses incurred by any party or on its behalf in connection with the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended, modified, or supplemented by written agreement of Purchaser, MTY and BBQ Holdings at any time prior to the Effective Time, except that following the Acceptance Time, the Merger Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

Governing Law

The Merger Agreement is governed by Delaware law.

Other Agreements

Confidentiality Agreement

On May 31, 2022, BBQ Holdings and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction involving BBQ Holdings. Under the terms of the Confidentiality Agreement, BBQ Holdings and Parent agreed that, subject to certain exceptions, each of BBQ Holdings and Parent would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of two years, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Support Agreement

On August 8, 2022, we entered into a Tender and Support Agreement (the “Support Agreement”) with certain BBQ Holdings shareholders (the “Supporting Shareholders”), pursuant to which the Supporting Shareholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 36.65% of the outstanding Shares as of August 8, 2022; provided, in the event of an Adverse Recommendation Change (as defined in the Support Agreement) by the BBQ Holdings Board, the Supporting Shareholders have agreed to tender or to cause to be tendered in the Offer, a number of Shares held by them representing, in the aggregate, 32.97% of the outstanding Shares as of the date of the Support Agreement.

This summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, the form of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference.

Guarantee

Concurrently with the execution of the Merger Agreement, Parent executed a guarantee (the “Guarantee”) in favor of BBQ Holdings, pursuant to which, among other things, Parent has guaranteed all obligations of Purchaser and MTY under the Merger Agreement, subject to maximum aggregate liability under the Guarantee in an amount equal to the sum of the aggregate Merger Consideration, aggregate amounts payable with respect to Company Equity Awards (as defined in the Merger Agreement), the Payoff Amount (as defined in the Merger Agreement), and all costs and expenses (including reasonable attorney’s fees and expenses) incurred by BBQ Holdings in connection with the enforcement of its specific performance rights under the Merger Agreement.

This summary and description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the Guarantee, the form of which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

12.    Purpose of the Offer; Plans for BBQ Holdings.

Purpose of the Offer

We are making the Offer because we want to acquire the entire equity interest in BBQ Holdings. The Offer, as the first step in the acquisition of BBQ Holdings, is intended to facilitate the acquisition of all outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into BBQ Holdings. Following the Effective Time, the separate corporate existence of Purchaser will cease, and BBQ Holdings will continue as the Surviving Corporation and a wholly owned subsidiary of MTY.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in BBQ Holdings or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in BBQ Holdings. Similarly, after selling your Shares in the Offer or upon consummation of the Merger, you will not bear the risk of any decrease in the value of BBQ Holdings.

Shareholder Approval

If the Offer is consummated and as a result Purchaser and its affiliates own Shares that represent a majority of the outstanding Shares, BBQ Holdings does not anticipate seeking the approval of BBQ Holdings remaining shareholders before effecting the Merger. Section 302A.613(4) of the MBCA provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public corporation, the acquirer holds at least the percentage of the shares, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement for a merger involving the target corporation, and the other shareholders receive the same amount and kind of consideration for their shares in the merger as was payable in the tender offer, the acquirer may effect a merger involving the target corporation without a vote of the shareholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the first business day following such satisfaction or waiver of such conditions, without a vote of the shareholders of BBQ Holdings in accordance with Section 302A.613(4) of the MBCA.

Plans for BBQ Holdings.

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of BBQ Holdings and the BBQ Holdings Board shortly thereafter.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of BBQ Holdings on the date of the Merger Agreement will be the officers of the Surviving Corporation. At the Effective Time, the articles of incorporation of BBQ Holdings will be amended and restated to read in its entirety as set forth in Exhibit A to the Merger Agreement and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation).

As soon as reasonably practicable following the consummation of the Merger, MTY intends to cause BBQ Holdings to delist the Shares from Nasdaq and to terminate the registration of the Shares under the Exchange Act.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for BBQ Holdings,” Section 13—“Certain Effects of the Offer” and Section 14—“Dividends and Distributions,” and except for the transactions contemplated by the Merger Agreement, Purchaser and MTY have no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving BBQ Holdings or any of its subsidiaries (such as a merger, reorganization, or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of BBQ Holdings or any of its subsidiaries, (iii) any material change in BBQ Holdings present dividend rate or policy, or indebtedness or capitalization, (iv) any change to the BBQ Holdings Board or the management of BBQ Holdings, (v) any other material change in BBQ Holdings corporate structure or business, (vi) any class of equity securities of BBQ Holdings being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (vii) any class of equity securities of BBQ Holdings becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

To the best knowledge of Purchaser and MTY, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement, understanding, or relationship between any executive officer or director of BBQ Holdings, on the one hand, and Purchaser, MTY, Parent or BBQ Holdings, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of BBQ Holdings entering into any such agreement, arrangement, or understanding.

13.    Certain Effects of the Offer.

Market for the Shares

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

Nasdaq Listing

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only shareholder of BBQ Holdings will be MTY. As soon as reasonably practicable following the consummation of the Merger, MTY intends to cause BBQ Holdings to delist the Shares from Nasdaq.

Exchange Act Registration

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of BBQ Holdings to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by BBQ Holdings to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to BBQ Holdings, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings, the requirement to furnish annual, quarterly and current reports to shareholders pursuant to Section 13 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of BBQ Holdings and persons holding “restricted securities” of BBQ Holdings to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated.

MTY intends to cause BBQ Holdings to terminate the registration of the Shares under the Exchange Act as soon as reasonably practicable following the consummation of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.    Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of MTY, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter (as defined below) or as required by applicable law, BBQ Holdings will not make, declare, or pay any dividend or distribution on any shares of its capital stock, including the Shares (other than dividends and distributions by wholly owned subsidiaries of BBQ Holdings).

15.    Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provision of the Merger Agreement or the Offer and subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), Purchaser is not required to, and MTY is not required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer and may terminate or amend the Offer in accordance with the terms of the Merger Agreement, if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

•	the Minimum Condition has not been satisfied;

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any law, rule, or regulation or any judgment or other order issued by any court, governmental authority, or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect;

•	the HSR Condition has not been satisfied;

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(i) the representations and warranties of BBQ Holdings relating to the absence of certain changes or events are not true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time; (ii) the representations and warranties of BBQ Holdings relating to certain capitalization matters are not true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than inaccuracies that are de minimis in amount; (iii) the representations and warranties of BBQ Holdings relating to certain corporate matters, such as organization, standing and corporate power; BBQ Holdings authority and authorization of the Merger Agreement and the transactions contemplated thereby; certain recommendations of the BBQ Holdings Board; the enforceability of the Merger Agreement; finders’ and brokers’ fees and expenses; and the inapplicability of certain state takeover laws to the Merger Agreement and the transactions contemplated thereby, are not true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the other representations and warranties of BBQ Holdings set forth in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (the “Representations Condition”);

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BBQ Holdings has not complied with or performed in all material respects the obligations required to be complied with or performed by it prior to the Expiration Time under the Merger Agreement and such failure to comply or perform has not been cured by the Expiration Time (the “Obligations Condition”);

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since the date of the Merger Agreement, there has been any effect, change, event, or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (the “Material Adverse Effect Condition”);

•	the Merger Agreement has been terminated in accordance with its terms; or

•

MTY has not received a certificate signed on behalf of BBQ Holdings by an executive officer of BBQ Holdings, certifying that none of the Representations Condition, the Obligations Condition or the Material Adverse Effect Condition is continuing as of the Expiration Time.

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Purchaser and MTY to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Purchaser and MTY and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, may be waived by Purchaser and MTY in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of BBQ Holdings. The failure by Purchaser, MTY or any other affiliate of MTY at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.    Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer.

Except as described in this Section 16, based on its examination of publicly available information filed by BBQ Holdings with the SEC and other publicly available information concerning BBQ Holdings, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to BBQ Holdings’ business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or MTY as contemplated herein. If any such approval or other action is required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to BBQ Holdings’ business, or certain parts of BBQ Holdings’ business might not need to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Laws

BBQ Holdings is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, BBQ Holdings is subject to certain state takeover laws. As described below, BBQ Holdings has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions it contemplates so that these laws do not affect the ability of Parent and Merger Sub to consummate the Offer or the Merger or related transactions.

Minnesota Business Combination Act. In its Articles of Incorporation, BBQ Holdings has opted out of Section 302A.673 of the MBCA (the “Business Combination Act”), which prohibits a publicly held Minnesota corporation, such as BBQ Holdings, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of that corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. A committee consisting of only disinterested directors of the BBQ Holdings Board, which compiles with the requirements for such a committee set forth in Section 302A.673(1)(d) of the MBCA, and acting in accordance with Section 302A.673 of the MBCA, has duly and unanimously approved the Merger Agreement, which approval, to the extent applicable and assuming the accuracy of the representations and warranties of MTY and Merger Sub set forth in Section 4.5(c) of the Merger Agreement, constituted approval for the purposes of Section 302A.673(1) of the MBCA as a result of which the Merger Agreement and the transactions contemplated thereby are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA.

Minnesota Control Share Acquisition Act. In its Bylaws, BBQ Holdings has opted out of the Minnesota Control Share Acquisition Act under Section 302A.671 (the “Control Share Acquisition Act”) of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of a publicly held Minnesota corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the publicly held Minnesota corporation, or any director who is also an employee of the publicly held Minnesota corporation). If such approval is not obtained, the publicly held Minnesota corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the publicly held Minnesota corporation. The above provisions do not apply if there is an applicable exception. The Control Share Acquisition Act contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of a committee, such as the Special Committee, composed solely of one or more disinterested directors of the publicly held Minnesota corporation formed pursuant to the Business Combination Act, prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the publicly held Minnesota corporation.

Takeover Disclosure Statute. Sections 80B.01 to 80.B.13 of the Minnesota Statutes (the “Minnesota Takeover Disclosure Law”), require certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as BBQ Holdings, that has its principal place of business in Minnesota and a certain number of shareholders residing in Minnesota. MTY intends to file a registration statement with the Commissioner on or about the date this Statement is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Minnesota Takeover Disclosure Law, such action could have the effect of delaying the Offer.

“Fair Price” Provision. Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the purchaser’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange, or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the BBQ Holdings Board and the Special Committee, which is comprised of directors that meet the requirements of Section 302A.675(2) of the

MBCA, have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 of the MBCA do not apply.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices, or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma Control Shares Act was unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

BBQ Holdings, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and we have not attempted to comply with any such laws. If any person seeks to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

HSR

Pursuant to the HSR Act, Parent and BBQ Holdings each filed Premerger Notification and Report Forms with the FTC and the DOJ Antitrust Division relating to Parent’s proposed acquisition of BBQ Holdings on August 23, 2022. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City Time, on September 7, 2022, unless the waiting period is extended.

Under the HSR Act, the acquisition of Shares pursuant to the Offer may not be completed until each of Parent and BBQ Holdings files a Premerger Notification and Report Form with the FTC and DOJ Antitrust Division and the applicable waiting period expires or is early terminated. Submission of filings by both parties under the HSR Act commences a 15-day waiting period. If the FTC or DOJ Antitrust Division issues a Request for Additional Information and Documentary Material (a “Second Request”) prior to the expiration of the initial waiting period, the parties must substantially comply with the Second Request, after which they must observe a 10-day waiting period prior to completing the acquisition of Shares pursuant to the Offer, unless the waiting period is terminated earlier, or the parties otherwise agree to extend it.

At any time before or after the acquisition of Shares pursuant to the Offer, the DOJ Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, seeking divestiture of the Shares so acquired, seeking divestiture of substantial assets of Merger Sub or the Company or their respective subsidiaries or affiliates, or requiring the parties to license or hold separate assets, or to terminate existing relationships or contractual rights. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such challenge is threatened or commenced by the DOJ Antitrust Division or the FTC or any state or other person, the completion of the Offer may be delayed or fail to be completed.

Dissenters’ Rights

Sections 302A.471 and 302A.473 of the MBCA provide that shareholders may dissent from, and obtain payment for the fair value of their shares in the event of, certain corporate actions, and establish procedures for the exercise of such dissenters’ rights.

Holders of Shares will not have dissenter’s rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, a shareholder of BBQ Holdings who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, less any required withholding of taxes, to dissenting shareholders of BBQ Holdings for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, BBQ Holdings may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Section 302A.471(4) of the MBCA, a shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or BBQ Holdings. Any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not accepted the Offer and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with BBQ Holdings, prior to consummation of the Offer, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, and must satisfy the other procedural requirements of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) its dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding of taxes, upon surrender of the Share Certificate or Share Certificates formerly representing such dissenting Shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND

PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

17.    Fees and Expenses.

We have retained the Depositary, the Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary, the Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer material to their customers.

18.    Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. Purchaser may, however, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser and MTY have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of the Schedule TO and any amendments thereto (including exhibits), and any other filings we make with the SEC with respect to the Offer or the Merger, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Purchaser, MTY and Parent.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or MTY not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, MTY, BBQ Holdings, or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

INFORMATION RELATING TO PURCHASER, MTY AND PARENT

Purchaser

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices, or employments for the past five years of each executive officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o MTY Food Group Inc., 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada.

Name	Citizenship	Present Position(s) with Purchaser	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Eric Lefebvre	Canada	Chief Executive Officer, President and Director	Chief Executive Officer of Parent (November 2018—Present); Director of Parent (May 2018—Present); Chief Financial Officer of Parent (June 2012—October 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Director of MTY (October 2018—Present); Chief Executive Officer of MTY (November 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of Purchaser (July 2022—Present); Director of Purchaser (July 2022 —Present); Chief Executive Officer of Purchaser (July 2022 —Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Renée St-Onge	Canada	Chief Financial Officer, Treasurer and Director	Chief Financial Officer of Parent (November 2018—Present); Controller of Parent (May 2012 – November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Name	Citizenship	Present Position(s) with Purchaser	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization

			Treasurer of Purchaser (July 2022—Present); Chief Financial Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Jeff Smit	United States	Chief Operating Officer and Director	Chief Operating Officer of MTY (March 2017—Present); Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Chief Operating Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Jenny Moody	United States	Secretary	Secretary of Purchaser (July 2022—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

MTY

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices, or employments for the past five years of each executive officer and director of MTY. Unless otherwise indicated, the current business address of each person is c/o MTY Food Group Inc., 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada.

Name	Citizenship	Present Position(s) with MTY	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Eric Lefebvre	Canada	Chairman, Chief Executive Officer and Director	Chief Executive Officer of Parent (November 2018—Present); Director of Parent (May 2018—Present); Chief	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Name	Citizenship	Present Position(s) with MTY	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Financial Officer of Parent (June 2012—October 2018)

			Director of MTY (October 2018—Present); Chief Executive Officer of MTY (November 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of Purchaser (July 2022 —Present); Chief Executive Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022 —Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Renée St-Onge	Canada	Chief Financial Officer, Director	Chief Financial Officer of Parent (November 2018—Present); Controller of Parent (May 2012 – November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Chief Financial Officer of MTY (November 2018—Present); Director of MTY (December 2020—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Treasurer of Purchaser (July 2022—Present); Chief Financial Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Jeff Smit	United States	Chief Operating Officer, Director	Chief Operating Officer of MTY (March 2017—Present); Director of MTY (October 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Name	Citizenship	Present Position(s) with MTY	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization

			Chief Operating Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Parent

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices, or employments for the past five years of each executive officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o MTY Food Group Inc., 8210, route Transcanadienne, St. Laurent, QC, H4S 1M5, Canada.

Name	Citizenship	Present Position(s) with Parent	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
Stanley Ma	Canada	Chairman, Director, Large Shareholder and President	Director of Parent (December 1993—June 1996 and May 1997—Present); Chairman of Parent (May 1997—Present); Chief Executive Officer of Parent (February 1995—November 2018); President of Parent (May 2004—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of MTY Tiki Ming Enterprises Inc. (1980—October 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Eric Lefebvre	Canada	Chief Executive Officer and Director	Chief Executive Officer of Parent (November 2018—Present); Director of Parent (May 2018—Present); Chief Financial Officer of Parent (June	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Name	Citizenship	Present Position(s) with Parent	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization
2012—October 2018)

			Director of MTY (October 2018—Present); Chief Executive Officer of MTY (November 2018—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			President of Purchaser (July 2022 —Present); Chief Executive Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022 —Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Renée St-Onge	Canada	Chief Financial Officer	Chief Financial Officer of Parent (November 2018—Present); Controller of Parent (May 2012 – November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Chief Financial Officer of MTY (November 2018—Present); Director of MTY (December 2020 – Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

			Treasurer of Purchaser (July 2022—Present); Chief Financial Officer of Purchaser (July 2022 —Present); Director of Purchaser (July 2022—Present)	9311 E. Via De Ventura Scottsdale, AZ 85258	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Name	Citizenship	Present Position(s) with Parent	Present Principal Occupation and Employment History
			Position(s), Name of Organization and Tenure	Address of Organization	Principal Business of Organization

Claude St-Pierre	Canada	Secretary and Director	Secretary of Parent (September 1996—Present); Director of Parent (May 1994—August 1995 and October 1996—Present); Chief Operating Officer of Parent (June 2012—November 2018)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Murat Armutlu	Canada	Director	Director of Parent (May 2005—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Dickie Orr	Canada	Director	Director of Parent (May 2011—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Victor Mandel	USA	Director	Director of Parent (November 2021—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Susan Zalter	Canada	Director	Director of Parent (May 2021—Present)	8210, route Transcanadienne St. Laurent, QC, H4S 1M5 Canada	See Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of BBQ Holdings or such shareholder’s broker, dealer, commercial bank, trust company, or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

By Mail or Overnight Carrier:

Broadridge Corporate Issuer Solutions, Inc.

Attn: Corporate Actions Department

51 Mercedes Way

Edgewood, New York 11717

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent at its address and telephone numbers set forth below. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd floor

New York, NY 10005

Banks and Brokers calls: (212) 269-5550

Shareholders and All Others Call Toll-Free: (888) 605-1957

Email address: BBQ@dfking.com

For Confirmation: (212) 232-3233

Attention: Michael Horthman